SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 30, 2020
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

September 30, 2020 and 2019

KT Corporation and Subsidiaries

Index

September 30, 2020 and 2019

Page(s)
Report on Review of Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 61

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position as at September 30, 2020, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and nine-month periods ended September 30, 2020 and 2019, and consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2020 and 2019, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2019, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 10, 2020. The consolidated statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

November 16, 2020

This report is effective as of November 16, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2020 and December 31, 2019

(in millions of Korean won)	Notes	September 30, 2020 (Unaudited)		December 31, 2019
Assets
Current assets
Cash and cash equivalents	4	~~W~~	2,990,946	~~W~~	2,305,894
Trade and other receivables, net	4,5		7,247,827		5,906,445
Other financial assets	4,6		1,130,927		868,388
Current tax assets			2,638		68,120
Inventories, net	7		851,886		665,498
Current assets held for sale	9		126		83,602
Other current assets	8		1,990,889		2,000,308

Total current assets			14,215,239		11,898,255

Non-current assets
Trade and other receivables, net	4,5		1,166,491		1,181,797
Other financial assets	4,6		549,118		821,658
Property and equipment, net	10		13,773,541		13,785,299
Right-of-use assets	17		673,246		788,497
Investment properties, net	10		1,351,478		1,387,430
Intangible assets, net	10		2,517,420		2,834,037
Investments in associates and joint ventures	11		497,976		267,660
Deferred tax assets			409,468		411,171
Other non-current assets	8		706,573		685,488

Total non-current assets			21,645,311		22,163,037

Total assets		~~W~~	35,860,550	~~W~~	34,061,292

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2020 and December 31, 2019

(in millions of Korean won)	Notes	September 30, 2020 (Unaudited)		December 31, 2019
Liabilities
Current liabilities
Trade and other payables	4,12	~~W~~	8,255,608	~~W~~	7,597,478
Borrowings	4,13		1,546,014		1,185,725
Other financial liabilities	4, 6		1,422		943
Current tax liabilities			401,455		66,266
Provisions	14		180,777		175,612
Deferred income			67,058		53,474
Other current liabilities	8		1,026,721		1,031,958

Total current liabilities			11,479,055		10,111,456

Non-current liabilities
Trade and other payables	4,12		809,986		1,082,219
Borrowings	4,13		6,304,904		6,113,142
Other financial liabilities	4,6		168,945		149,136
Net defined benefit liabilities	15		525,640		365,663
Provisions	14		123,964		78,549
Deferred income	20		102,900		99,180
Deferred tax liabilities			320,519		425,468
Other non-current liabilities	8		368,077		449,526

Total non-current liabilities			8,724,935		8,762,883

Total liabilities			20,203,990		18,874,339

Equity attribute to owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	18		12,139,800		11,637,185
Accumulated other comprehensive income			59,678		194,934
Other components of equity	19		(1,134,181)		(1,170,083)

			14,070,054		13,666,793
Non-controlling interests			1,586,506		1,520,160

Total equity			15,656,560		15,186,953

Total liabilities and equity		~~W~~	35,860,550	~~W~~	34,061,292

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three-Month and Nine-Month Periods Ended September 30, 2020 and 2019

		Periods Ended September 30
(in millions of Korean won, except per share amounts)	Notes	2020 (Unaudited)				2019 (Unaudited)
		Three months		Nine months		Three months		Nine months
Operating revenue	20	~~W~~	6,001,198	~~W~~	17,709,417	~~W~~	6,213,675	~~W~~	18,146,585
Operating expenses	21		5,708,862		16,692,140		5,901,231		17,143,795

Operating profit			292,336		1,017,277		312,444		1,002,790
Other income	22		122,176		232,306		41,114		173,826
Other expenses	22		99,780		236,797		81,065		204,880
Finance income	23		35,326		301,040		167,298		415,304
Finance costs	23		40,648		321,026		171,230		432,996
Share of net profits (losses) of associates and joint ventures	11		4,907		(3,432)		1,714		(2,452)

Profit before income tax expense			314,317		989,368		270,275		951,592
Income tax expense	24		84,248		325,138		56,993		275,473

Profit for the period		~~W~~	230,069	~~W~~	664,230	~~W~~	213,282	~~W~~	676,119

Profit for the period attributable to:
Owners of the Controlling Company		~~W~~	203,424	~~W~~	588,344	~~W~~	189,739	~~W~~	594,763
Non-controlling interest			26,645		75,886		23,543		81,356
Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	25
Basic earnings per share		~~W~~	829	~~W~~	2,399	~~W~~	774	~~W~~	2,426
Diluted earnings per share			829		2,397		773		2,425

The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2020 and 2019

		Periods Ended September 30
(in millions of Korean won)	Notes	2020 (Unaudited)				2019 (Unaudited)
		Three months		Nine months		Three months		Nine months
Profit for the period		~~W~~	230,069	~~W~~	664,230	~~W~~	213,282	~~W~~	676,119

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	15		2,573		(625)		(1,895)		(10,070)
Share of remeasurement gain of associates and joint ventures			(86)		(14)		171		833
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6		15,704		56,673		20,127		135,649
Items that may be subsequently reclassified to profit or loss:
Valuation gain (loss) on cash flow hedges	6		(34,003)		40,176		61,155		127,495
Other comprehensive income from cash flow hedges reclassified to profit or loss			42,431		(34,778)		(62,470)		(115,893)
Share of other comprehensive income from associates and joint ventures			(4,237)		(3,659)		(7,336)		(8,883)
Exchange differences on translation of foreign operations			10,601		694		3,426		6,473

Other comprehensive income for the period, net of tax			32,983		58,467		13,178		135,604

Total comprehensive income for the period		~~W~~	263,052	~~W~~	722,697	~~W~~	226,460	~~W~~	811,723

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	225,764	~~W~~	638,815	~~W~~	195,382	~~W~~	687,522
Non-controlling interests			37,288		83,882		31,078		124,201

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2020 and 2019

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,328,859	~~W~~	50,158	~~W~~	(1,181,083)	~~W~~	13,202,691	~~W~~	1,528,589	~~W~~	14,731,280
Changes in accounting policies			—		—		(6,149)		—		—		(6,149)		—		(6,149)
Comprehensive income
Profit for the period			—		—		594,763		—		—		594,763		81,356		676,119
Remeasurements of net defined benefit liabilities	15		—		—		(4,663)		—		—		(4,663)		(5,407)		(10,070)
Valuation gain on cash flow hedge	6		—		—		—		11,602		—		11,602		—		11,602
Share of other comprehensive income of associates and joint ventures			—		—		—		(8,437)		—		(8,437)		(446)		(8,883)
Share of gain on remeasurements of associates and joint ventures			—		—		820		—		—		820		13		833
Gain(Loss) on disposal of equity instruments at fair value through other comprehensive income			—		—		(1,433)		—		—		(1,433)		1,433		—
Gain on valuation of financial instruments at fair value through other comprehensive income			—		—		—		89,831		—		89,831		45,818		135,649
Exchange differences on translation of foreign operations			—		—		—		5,039		—		5,039		1,434		6,473

Total comprehensive income for the period			—		—		589,487		98,035		—		687,522		124,201		811,723

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,659)		—		—		(269,659)		—		(269,659)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(35,500)		(35,500)
Appropriations of loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		484		484		(3,975)		(3,491)
Disposal of treasury stock			—		—		—		—		2,744		2,744		—		2,744
Others			—		—		—		—		156		156		42		198

Subtotal			—		—		(284,828)		—		18,553		(266,275)		(39,433)		(305,708)

Balance as at September 30, 2019 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,627,369	~~W~~	148,193	~~W~~	(1,162,530)	~~W~~	13,617,789	~~W~~	1,613,357	~~W~~	15,231,146

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2020 and 2019

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,637,185	~~W~~	194,934	~~W~~	(1,170,083)	~~W~~	13,666,793	~~W~~	1,520,160	~~W~~	15,186,953
Comprehensive income
Profit for the period			—		—		588,344		—		—		588,344		75,886		664,230
Remeasurements of net defined benefit liabilities	15		—		—		1,410		—		—		1,410		(2,035)		(625)
Valuation loss on cash flow hedges	6		—		—		—		5,471		—		5,471		(73)		5,398
Share of other comprehensive income of associates and joint ventures			—		—		—		(3,212)		—		(3,212)		(447)		(3,659)
Share of gain on remeasurements of associates and joint ventures			—		—		(13)		—		—		(13)		(1)		(14)
Gain on valuation of financial instruments at fair value through other comprehensive income			—		—		184,330		(138,461)		—		45,869		10,804		56,673
Exchange differences on translation of foreign operations			—		—		—		946		—		946		(252)		694

Total comprehensive income for the period			—		—		774,071		(135,256)		—		638,815		83,882		722,697

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,766)		—		—		(269,766)		—		(269,766)
Dividends paid to non-controlling interests of subsidiaries			—		—		—		—		—		—		(40,802)		(40,802)
Appropriations of loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		10,081		10,081		23,266		33,347
Disposal of treasury stock			—		—		—		—		3,640		3,640		—		3,640
Others			—		—		—		—		20,491		20,491		—		20,491

Subtotal			—		—		(271,456)		—		35,902		(235,554)		(17,536)		(253,090)

Balance as at September 30, 2020 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,139,800	~~W~~	59,678	~~W~~	(1,134,181)	~~W~~	14,070,054	~~W~~	1,586,506	~~W~~	15,656,560

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2020 and 2019

		Periods Ended September 30
(in millions of Korean won)	Notes	2020 (Unaudited)		2019 (Unaudited)
Cash flows from operating activities
Cash generated from operations	26	~~W~~	3,680,864	~~W~~	3,455,811
Interest paid			(188,587)		(171,300)
Interest received			189,882		203,657
Dividends received			19,098		19,452
Income tax paid			(19,168)		(297,894)

Net cash inflow from operating activities			3,682,089		3,209,726

Cash flows from investing activities
Collection of loans			49,505		47,886
Disposal of financial assets at fair value through profit or loss			282,114		728,312
Disposal of financial assets at amortized cost			333,387		391,495
Disposal of financial assets at fair value through other comprehensive income			351,066		75
Disposal of assets held-for-sale			119,524		28,834
Disposal of investments in associates and joint ventures			122		11,026
Disposal of property and equipment, and investment properties			18,241		28,206
Disposal of intangible assets			10,969		4,877
Disposal of right-of-use assets			211		7,478
Acquisition of new subsidiary			11,045		—
Discontinued operations			205		1,977
Loans granted			(38,245)		(45,594)
Acquisition of financial assets at fair value through profit or loss			(439,135)		(580,008)
Acquisition of financial assets at amortized cost			(428,209)		(361,646)
Acquisition of financial assets at fair value through other comprehensive income			(38)		(11,240)
Acquisition of investments in associates and joint ventures			(290,911)		(26,082)
Acquisition of property and equipment, and investment properties			(2,370,338)		(2,455,263)
Acquisition of intangible assets			(465,207)		(491,528)
Acquisition of right-of-use assets			(7,118)		(4,934)

Net cash outflow from investing activities			(2,862,812)		(2,726,129)

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2020 and 2019

		Periods Ended September 30
(in millions of Korean won)	Notes	2020 (Unaudited)		2019 (Unaudited)
Cash flows from financing activities
Proceeds from borrowings			1,678,326		918,188
Settlement of derivative assets and liabilities, net			16,452		33,635
Transaction with non-controlling interest			25,052		(998)
Cash inflow from other financing activities			149		20,924
Repayments of borrowings			(1,184,121)		(1,328,666)
Dividends paid			(310,465)		(305,159)
Decrease in finance lease liabilities			(345,161)		(398,515)
Acquisition of treasury stock			(935)		—
Others			(13,674)		—

Net cash outflow from financing activities			(134,377)		(1,060,591)

Effect of exchange rate change on cash and cash equivalents			152		1,965

Net increase (decrease) in cash and cash equivalents			685,052		(575,029)
Cash and cash equivalents
Beginning of the period			2,305,894		2,703,422

End of the period		~~W~~	2,990,946	~~W~~	2,128,393

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 65 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at September 30, 2020, the Korean government does not own any shares in the Controlling Company.

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at September 30, 2020 and December 31, 2019, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	September 30, 2020	December 31, 2019	Closing month
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	September 30, 2020	December 31, 2019	Closing month
KT Strategic Investment Fund No. 2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No. 3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No. 4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No. 5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation (KT Music Corporation) [2,4]	Online music production and distribution	Korea	36.2%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd. [4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Inc.[3,4]	Solution provider and IPTV advertisement sales business	Korea	44.0%	44.0%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No. 1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No. 2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Information and communication service	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	31.3%	30.9%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	30.1%	30.1%	December
KT M Mobile	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	September 30, 2020	December 31, 2019	Closing month
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency	Korea	70.4%	100.0%	December
Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT Japan Co., Ltd. (Korea Telecom Japan Co., Ltd.)	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	97.4%	97.2%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V.	East Telecom management	Netherlands	100.0%	100.0%	December
East Telecom LLC	Fixed line internet business	Uzbekistan	91.6%	91.0%	December
KT America, Inc. (Korea Telecom America, Inc.)	Foreign investment business	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Company Limited	Internet advertising solution	Thailand	99.9%	99.9%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Residential building investment and rent	Korea	68.1%	63.5%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	100.0%	December
Storywiz	Contents and software development and supply	Korea	100.0%	—	December
KT ENGCORE Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.

[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

1.3	Changes in Scope of Consolidation

Subsidiaries newly included/merged in the consolidation during the nine-month period ended September 30, 2020:

Changes	Location	Name of subsidiary	Reason
Included	Korea	Storywiz	Newly established
Included	Korea	KT ENGCORE Co., Ltd.	Transferred
Excluded	Uzbekistan	Super iMax LLC	Merged
Excluded	Indonesia	PT. KT Indonesia	Liquidated

Summarized information for consolidated subsidiaries as at September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019, is as follows:

	September 30, 2020
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	121,593	~~W~~	21,595	~~W~~	46,216	~~W~~	2,574
KT Linkus Co., Ltd.		57,492		52,826		61,458		(3,911)
KT Submarine Co., Ltd.		132,770		22,114		47,522		8,782
KT Telecop Co., Ltd.		307,797		183,358		259,638		(1,128)
KT Hitel Co., Ltd.		279,882		78,548		247,207		(2,444)
KT Service Bukbu Co., Ltd.		60,636		57,313		159,167		(2,495)
KT Service Nambu Co., Ltd.		62,005		56,536		194,802		(2,906)
BC Card Co., Ltd. [1]		5,113,977		3,762,371		2,529,961		73,746
H&C Network [1]		269,677		61,381		240,521		2,352
Nasmedia Co., Ltd. [1]		388,487		195,584		79,668		14,566
KTDS Co., Ltd. [1]		174,291		117,128		333,369		9,984
KT M Hows Co., Ltd.		93,259		65,515		31,544		6,058
KT M&S Co., Ltd.		234,394		201,595		482,068		434
GENIE Music Corporation (KT Music Corporation)		237,873		77,599		184,330		7,458
KT MOS Bukbu Co., Ltd.		40,857		34,988		47,436		1,334
KT MOS Nambu Co., Ltd.		41,370		30,866		52,953		2,968
KT Skylife Co., Ltd. [1]		914,623		175,474		522,194		51,061
KT Estate Inc. [1]		1,621,288		260,483		287,264		10,752
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)		10,884		1,642		3,151		433
KT Sat Co., Ltd.		633,606		100,188		127,525		10,140
KT Sports Co., Ltd.		20,893		11,982		35,335		1,642
KT Music Contents Fund No. 1		4,986		1,521		280		230
KT Music Contents Fund No. 2		14,987		211		135		(77)
KT-Michigan Global Content Fund		11,726		136		106		(38)
Autopion Co., Ltd.		6,779		4,836		4,743		(386)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	September 30, 2020
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT M Mobile Co., Ltd.		130,602		28,720		123,153		(3,436)
KT Investment Co., Ltd. [1]		73,869		55,856		2,237		767
KTCS Corporation [1]		358,221		189,022		645,859		10,628
KTIS Corporation		312,373		135,845		337,536		11,466
Next Connect PFV		394,654		31,980		8		(1,424)
KT Japan Co., Ltd. (Korea Telecom Japan Co., Ltd.)[1]		1,639		2,885		1,175		(179)
Korea Telecom China Co., Ltd.		771		18		427		(111)
KT Dutch B.V.		30,390		10,318		19,190		4,893
KT America, Inc. (Korea Telecom America, Inc.)		4,804		535		4,795		265
KT Rwanda Networks Ltd. [2]		127,821		203,386		13,139		(26,726)
KT Belgium		94,576		12		—		26
KT ORS Belgium		6,961		—		—		—
KBTO sp.zo.o.		617		144		468		(2,698)
AOS Ltd. [2]		13,248		4,461		4,402		395
KT Hong Kong Telecommunications Co., Ltd.		6,778		3,406		12,655		1,073
KT Huimangjieum		2,408		1,255		2,674		201
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.		6,185		1,672		91		28
Storywiz		22,149		10,091		11,217		(1,612)
KT ENGCORE Co., Ltd.		160,795		156,095		145,552		(1,084)

	December 31, 2019				September 30, 2019
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	118,052	~~W~~	19,766	~~W~~	46,064	~~W~~	2,889
KT Linkus Co., Ltd.		70,494		62,088		69,190		(3,159)
KT Submarine Co., Ltd.		120,947		18,452		36,543		441
KT Telecop Co., Ltd.		279,878		153,841		248,084		(3,973)
KT Hitel Co., Ltd.		279,818		74,769		235,638		5,199
KT Service Bukbu Co., Ltd.		64,802		58,984		161,773		(331)
KT Service Nambu Co., Ltd.		63,917		55,548		197,989		2,001
BC Card Co., Ltd. [1]		3,912,982		2,594,232		2,615,072		112,446
H&C Network [1]		282,016		68,401		236,990		4,433
Nasmedia Co., Ltd. [1]		356,236		203,105		86,136		15,072
KTDS Co., Ltd. [1]		158,153		105,462		306,603		9,065
KT M Hows Co., Ltd.		74,326		50,638		23,849		4,527
KT M&S Co., Ltd.		248,142		215,777		587,736		11,771

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	September 30, 2020
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
GENIE Music Corporation (KT Music Corporation)	234,131	80,952	169,492	5,027
KT MOS Bukbu Co., Ltd.	33,376	28,841	45,883	806
KT MOS Nambu Co., Ltd.	34,258	26,722	46,025	1,389
KT Skylife Co., Ltd. [1]	848,276	142,839	527,193	42,495
KT Estate Inc. [1]	1,686,000	295,706	355,428	37,431
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	10,437	1,628	2,891	220
KT Sat Co., Ltd.	651,195	127,523	115,506	8,482
KT Sports Co., Ltd.	15,603	8,333	43,921	6,987
KT Music Contents Fund No. 1	10,579	1,677	429	276
KT Music Contents Fund No. 2	7,675	279	266	60
KT-Michigan Global Content Fund	11,688	61	215	(202)
Autopion Co., Ltd.	7,460	4,894	3,935	(382)
KT M Mobile Co., Ltd.	135,917	30,603	119,294	(4,094)
KT Investment Co., Ltd. [1]	73,463	56,212	2,009	536
KTCS Corporation [1]	378,171	213,983	694,077	8,382
KTIS Corporation	305,798	137,524	344,429	10,610
Next Connect PFV	385,412	24,275	1,398	(933)
Korea Telecom Japan Co., Ltd.[1]	1,851	2,858	1,542	890
Korea Telecom China Co., Ltd.	879	39	558	66
KT Dutch B.V.	31,003	50	—	(150)
Super iMax LLC	3,568	5,304	3,210	(488)
East Telecom LLC [1]	20,857	16,302	11,968	578
Korea Telecom America, Inc.	4,611	537	5,128	465
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd. [2]	132,461	183,164	13,706	(23,007)
KT Belgium	93,321	11	—	(71)
KT ORS Belgium	6,913	14	—	(37)
KBTO sp.zo.o.	1,767	245	376	(2,872)
AOS Ltd. [2]	12,337	3,993	5,241	(509)
KT Hong Kong Telecommunications Co., Ltd.	5,126	2,923	9,912	593
KT Huimangjieum	2,129	1,019	216	(639)
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	6,285	1,139	—	—
K-REALTY RENTAL HOUSING REIT 3	300	—	—	—

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the International Financial Reporting Standards as issued by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group as at and for the nine-month periods ended September 30, 2020, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at September 30, 2020.

(1) New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2020.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement and Korean IFRS 1107 Financial Instruments: Disclosure – Interest Rate Benchmark Reform

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

The amendments allow to apply the exceptions when forward-looking analysis is performed in relation the application of hedge accounting, while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Group assumes that the interest rate benchmark, on which the hedged items and the hedging instruments are based on, is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective.

The Group’s risk exposure, directly affected by the interest rate benchmark reform, is the variable rate borrowings of USD 510,689 thousand and SGD 284,000 thousand with maximum remaining maturity of four years. To hedge fluctuations in cash flows of borrowings resulting from the changes in USD LIBOR of 3 months and SGD SOR of 6 months—an interest rate benchmark, the Group entered into an interest rate swap contract for a nominal amount of USD 510,689 thousand and SGD 284,000 thousand, and designated it as a hedging instrument of cash flow hedge.

(2) New standards and interpretations not yet adopted by the Group

Certain new accounting standard and interpretation that have been published but have not been early adopted by the Group, are set out below.

•	Agenda Decision of the International Accounting Standards Committee – Lease Period

The International Accounting Standards Interpretations Committee (IFRS IC) announced on December 16, 2019 that all economic disadvantages resulting from the termination of a lease are taken into account when determining the enforceable period for ‘the useful life of lease term and lease asset improvement rights’. The Group is analyzing the effect of changes in accounting policies on the consolidated financial statements for enforceable periods in accordance with the decision and will reflect the effect in the consolidated financial statements after the analysis is completed.

2.2	Accounting Policies

Significant accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2019, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) and the one described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

During 2020, the spread of COVID-19 has a material impact on domestic and foreign economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group, and the impact is expected to be continued to the consolidated annual financial statements in 2020.

Significant accounting estimates and assumptions applied in the preparation of the consolidated interim financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Group’s business, financial position and financial performance cannot presently determined.

4.	Financial Instruments by Category

Financial instruments by category as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020
(in millions of Korean won) Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,990,946	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,990,946
Trade and other receivables[1]		7,046,586		—		1,313,736		—		8,360,322
Other financial assets		535,528		770,778		265,511		108,228		1,680,045

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

	September 30, 2020
(in millions of Korean won) Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	9,065,594	~~W~~	—	~~W~~	—	~~W~~	9,065,594
Borrowings		7,850,918		—		—		7,850,918
Other financial liabilities		138,276		2,629		29,462		170,367

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	December 31, 2019
(in millions of Korean won) Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,305,894	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,305,894
Trade and other receivables[1]		5,796,207		—		1,256,266		—		7,052,473
Other financial assets		441,804		632,324		557,342		58,576		1,690,046

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

	December 31, 2019
(in millions of Korean won) Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	8,679,697	~~W~~	—	~~W~~	—	~~W~~	8,679,697
Borrowings		7,298,867		—		—		7,298,867
Other financial liabilities		129,945		38		20,096		150,079

5.	Trade and Other Receivables

Trade and other receivables as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,713,732	~~W~~	(305,734)	~~W~~	(7,685)	~~W~~	3,400,313
Other receivables		3,945,865		(98,142)		(209)		3,847,514

	~~W~~	7,659,597	~~W~~	(403,876)	~~W~~	(7,894)	~~W~~	7,247,827

Non-current assets
Trade receivables		784,283		(4,320)		(33,433)		746,530
Other receivables		532,036		(96,669)		(15,406)		419,961

	~~W~~	1,316,319	~~W~~	(100,989)	~~W~~	(48,839)	~~W~~	1,166,491

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	December 31, 2019
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,451,107	~~W~~	(291,202)	~~W~~	(9,510)	~~W~~	3,150,395
Other receivables		2,834,893		(78,572)		(271)		2,756,050

	~~W~~	6,286,000	~~W~~	(369,774)	~~W~~	(9,781)	~~W~~	5,906,445

Non-current assets
Trade receivables		874,859		(4,117)		(43,597)		827,145
Other receivables		382,468		(5,108)		(22,708)		354,652

	~~W~~	1,257,327	~~W~~	(9,225)	~~W~~	(66,305)	~~W~~	1,181,797

Details of other receivables as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Loans	~~W~~	119,770	~~W~~	84,148
Receivables [1]		3,699,712		2,588,064
Accrued income		15,249		8,630
Refundable deposits [2]		373,803		352,293
Loans receivable		133,509		105,961
Finance lease receivables		59,583		39,726
Others		60,661		15,560
Less: Provision for impairment		(194,811)		(83,680)

	~~W~~	4,267,476	~~W~~	3,110,702

[1]	The settlement receivables of BC Card Co., Ltd. of ~~W~~ 2,900,878 million (December 31, 2019: ~~W~~ 1,786,610 million) are included.
[2]	Escrow deposit of ~~W~~ 16,218 million, for the reimbursement of KT ENGCORE Co., Ltd.’s rehabilitation receivables, are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at September 30, 2020.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Other financial assets
Financial assets at amortized cost [1]	~~W~~	535,528	~~W~~	441,804
Financial assets at fair value through profit or loss [1,2,3]		770,778		632,324
Financial assets at fair value through other comprehensive income [1,3]		265,511		557,342
Derivatives used for hedging		108,228		58,576
Less: Non-current		(549,118)		(821,658)

Current	~~W~~	1,130,927	~~W~~	868,388

Other financial liabilities
Financial liabilities at amortized cost	~~W~~	138,276	~~W~~	129,945
Financial liabilities at fair value through profit or loss		2,629		38
Derivatives used for hedging		29,462		20,096
Less: Non-current		(168,945)		(149,136)

Current	~~W~~	1,422	~~W~~	943

[1]

As at September 30, 2020, the Group’s other financial assets amounting to ~~W~~ 103,116 million (December 31, 2019: ~~W~~ 91,445 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at September 30, 2020, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to ~~W~~ 488,528 million (December 31, 2019: ~~W~~ 406,062 million) are included in other financial assets.
[3]	Investment in Korea Software Financial Cooperative amounting to ~~W~~ 4,838 million is provided as collateral.

Details of financial assets at fair value through profit or loss as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	121	~~W~~	232
Equity instruments (Unlisted)		80,749		90,357
Debt securities		689,823		541,657
Derivative held for trading		85		78

		770,778		632,324
Less: Non-current		(214,905)		(219,026)

Current	~~W~~	555,873	~~W~~	413,298

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at September 30, 2020.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of financial assets at fair value through other comprehensive income as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	6,724	~~W~~	6,738
Equity instruments (Unlisted)		252,044		543,518
Debt securities		6,743		7,086

		265,511		557,342
Less: Non-current		(265,511)		(556,147)

Current	~~W~~	—	~~W~~	1,195

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

The Group disposed shares of Mastercard Inc. amounting to ~~W~~ 350,777 million at fair value. Upon disposal, ~~W~~ 265,087 million is reclassified as accumulated other comprehensive income after tax and ~~W~~ 184,330 million is reclassified as retained earnings of attributable to owners of the controlling company.

Details of valuation of derivatives used for hedging as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020				December 31, 2019
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	1,615	~~W~~	—	~~W~~	1,464
Currency swap [2]		104,935		27,847		55,569		18,632
Currency forwards [3]		3,293		—		3,007		—

		108,228		29,462		58,576		20,096
Less: Non-current		(55,892)		(28,075)		(28,304)		(19,177)

Current	~~W~~	52,336	~~W~~	1,387	~~W~~	30,272	~~W~~	919

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

The valuation gains and losses on the derivative contracts for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won) Type of transaction	2020						2019
	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	(1,204)	~~W~~	—	~~W~~	45	~~W~~	(1,177)
Currency swap		59,398		17,153		55,796		153,579		—		165,322
Currency forwards		1,522		—		—		8,613		—		8,613

	~~W~~	60,920	~~W~~	17,153	~~W~~	54,592	~~W~~	162,192	~~W~~	45	~~W~~	172,758

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 3,192 million for the period ended September 30, 2020 (nine-month period ended September 30, 2019: valuation gain of ~~W~~ 4,775 million).

Details of financial liabilities at fair value through profit or loss at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	41	~~W~~	38
Consideration for conversion rights		2,588		—

The valuation gain and loss on financial liabilities at fair value through profit or loss for the nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	39	~~W~~	4	~~W~~	223	~~W~~	45

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

7.	Inventories

Inventories as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020						December 31, 2019
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	958,431	~~W~~	(109,565)	~~W~~	848,866	~~W~~	805,691	~~W~~	(144,438)	~~W~~	661,253
Others		3,021		—		3,021		4,245		—		4,245

	~~W~~	961,452	~~W~~	(109,565)	~~W~~	851,887	~~W~~	809,936	~~W~~	(144,438)	~~W~~	665,498

Cost of inventories recognized as expenses for the nine-month period ended September 30, 2020, amounts to ~~W~~ 2,829,926 million (nine-month period ended September 30, 2019: ~~W~~ 3,390,719 million) and recovery of valuation loss on inventory amounts to ~~W~~ 34,873 million for the nine-month period ended September 30, 2020 (nine-month period ended September 30, 2019: valuation loss of ~~W~~ 5,488 million).

8.	Other Assets and Liabilities

Other assets and liabilities as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Other assets
Advance payments	~~W~~	143,593	~~W~~	179,475
Prepaid expenses [1]		1,982,969		1,935,037
Contract assets [1]		559,476		557,041
Others		11,424		14,243
Less: Non-current		(706,573)		(685,488)

Current	~~W~~	1,990,889	~~W~~	2,000,308

Other liabilities
Advances received [1]	~~W~~	256,826	~~W~~	198,366
Withholdings		91,023		99,844
Unearned revenue [1]		44,902		65,228
Lease liabilities		613,090		729,139
Contract liabilities [1]		368,591		365,610
Others		20,366		23,297
Less: Non-current		(368,077)		(449,526)

Current	~~W~~	1,026,721	~~W~~	1,031,958

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 20).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

9.	Assets Held for Sale

In the prior period, the Group has decided to sell all of the equity holdings of ISU-kth Content Investment Cooperative, with the approval of the Board of Directors and shareholders and classified them as assets held for sale. As at September 30, 2020, the Group is in the process of selling these assets with the approval of general meeting of members.

During the prior period, the Group decided to sell some real estate, in which the amount of ~~W~~ 82,865 million was classified as assets held for sale and will be sold in the current year.

10.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	13,785,299	~~W~~	13,068,257
Effect from changes in accounting policy [1]		—		(209,760)
Acquisition and capital expenditure		1,967,668		2,508,580
Disposal and termination		(53,317)		(61,101)
Depreciation		(1,924,755)		(1,828,728)
Transfer to investment property		(1,881)		(38,823)
Scope change		913		—
Others		(386)		(88,760)

Ending, net	~~W~~	13,773,541	~~W~~	13,349,665

[1]	With the application of Korean IFRS 1116, the assets were reclassified from property and equipment to right-of-use assets.

Details of property and equipment provided as collateral as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	16,896	~~W~~	17,072	Borrowings and others	~~W~~	7,052	Industrial Bank of Korea/Korea Development Bank/K Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	December 31, 2019
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	17,097	~~W~~	18,705	Borrowings and others	~~W~~	4,347	Industrial Bank of Korea/Korea Development Bank/K Bank
Others		45,851		41,681	Borrowings		3,473	Shinhan Bank

Changes in investment properties for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	1,387,430	~~W~~	1,091,084
Effect from changes in accounting policy [1]		—		46,666
Acquisition		22,860		219,513
Disposal		(654)		(40)
Depreciation		(48,795)		(49,470)
Transfer from property and equipment		1,881		63,484
Others		(11,244)		39

Ending, net	~~W~~	1,351,478	~~W~~	1,371,276

[1]	With the application of Korean IFRS 1116, the assets were reclassified from property and equipment to right-of-use assets.

As at September 30, 2020, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 61,096 million for one year or less, ~~W~~ 99,464 million more than one year and less than five years, ~~W~~ 82,098 million over five years, and ~~W~~ 242,658 million in total.

Details of investment properties provided as collateral as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	812,969	~~W~~	64,596	Deposits	~~W~~	57,793
Land and Buildings		1,915		2,277	Borrowings		1,897

	December 31, 2019
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	854,874	~~W~~	62,896	Deposits	~~W~~	56,831
Land and Buildings		1,915		3,044	Borrowings		1,903

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Changes in intangible assets for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	2,834,037	~~W~~	3,407,123
Effect from changes in accounting policy [1]		—		(26,207)
Acquisition and capital expenditure		161,859		130,480
Disposal and termination		(13,259)		(8,168)
Amortization		(473,693)		(491,879)
Scope change		3,621		—
Others		4,885		5,013

Ending, net	~~W~~	2,517,420	~~W~~	3,016,362

[1]	With the application of Korean IFRS 1116, the assets were reclassified from intangible assets to right-of-use assets.

The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ~~W~~ 205,071 million as at September 30, 2020 (December 31, 2019: ~~W~~ 203,240 million).

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at September 30, 2020, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Operating Segment	Cash-Generating Unit	Amount
ICT	Mobile services[1]	~~W~~	65,057
Finance	BC Card Co., Ltd.[1]		41,234
Others	GENIE Music Corporation (KT Music Corporation) [1]		53,871
	PlayD Co., Ltd. (N SEARCH MARKETING Co., Ltd.) [1]		42,745
	KT Telecop Co., Ltd. [1]		15,418
	KT MOS Bukbu Co., Ltd. and others		57,793

		~~W~~	276,118

[1]

The recoverable amounts of telecom wireless business, BC Card Co., Ltd., PlayD Co., Ltd. (N SEARCH MARKETING Corporation) and KT Telecop Co., Ltd. are calculated based on value-in use calculations. The recoverable amounts of GENIE Music Corporation (KT Music Corporation) is calculated based on fair value less costs to sell. These calculations use pre-tax cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the period of financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in discount rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

11.	Investments in Associates and Joint Ventures

Details of associates as at September 30, 2020 and December 31, 2019, are as follows:

	Percentage of ownership (%)		Location	Closing month
	September 30, 2020	December 31, 2019
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-IBKC Future Investment Fund 1 [1]	50.0%	50.0%	Korea	December 31
KT-CKP New Media Investment Fund	—	49.7%	Korea	December 31
K Bank Inc.	34.0%	10.0%	Korea	December 31
Hyundai Robotics Co., Ltd. [2]	10.0%	—	Korea	December 31

[1]

At the end of the reporting period, although the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, cannot participate in determining the operating and financial policies.

[2]

At the end of the reporting period, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
Korea Information & Technology Fund [1]	~~W~~	163,975	~~W~~	—	~~W~~	6,283	~~W~~	(11,745)	~~W~~	158,513
KT-IBKC Future Investment Fund 1 [1]		14,100		—		1,400		—		15,500
KT-CKP New Media Investment Fund		134		(134)		—		—		—
K Bank Inc.		45,158		195,011		(17,828)		(1,629)		220,712
Hyundai Robotics Co., Ltd.		—		50,000		101		176		50,277
Others [1]		44,293		10,400		6,799		(8,518)		52,974

	~~W~~	267,660	~~W~~	255,277	~~W~~	(3,245)	~~W~~	(21,716)	~~W~~	497,976

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	2019
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
Korea Information & Technology Fund	~~W~~	148,255	~~W~~	—	~~W~~	5,399	~~W~~	(3,383)	~~W~~	150,271
KT-SB Venture Investment		4,470		(4,470)		—		—		—
KT-IBKC Future Investment Fund 1 [1]		9,961		3,750		(149)		112		13,674
KT-CKP New Media Investment Fund		281		(174)		27		—		134
K Bank Inc.		52,655		21,782		(14,736)		(8,292)		51,409
Others [1]		56,785		(6,933)		7,007		(12,788)		44,071

	~~W~~	272,407	~~W~~	13,955	~~W~~	(2,452)	~~W~~	(24,351)	~~W~~	259,559

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit (loss) from associates and joint ventures as operating revenue and expense. These include its share in net loss from associates and joint ventures of ~~W~~ 187 million (nine-month period ended September 30, 2019: net loss of ~~W~~ 20 million) recognized as operating revenue and expense during the period.

Summarized financial information of associates and joint ventures as at September 30, 2020 and December 31, 2019 and for the nine-month periods ended September 30, 2020 and 2019, are as follows:

	September 30, 2020
(in millions of Korean won)	Assets		Liabilities		Operating revenue		Profit (loss) for the period
Korea Information & Technology Fund	~~W~~	475,540	~~W~~	—	~~W~~	—	~~W~~	18,852
KT-IBKC Future Investment Fund 1		31,115		113		4,499		2,801
K Bank Inc.		3,279,795		2,755,748		52,686		(70,324)
Hyundai Robotics Co., Ltd.		433,838		138,858		56,683		1,008

	December 31, 2019				September 30, 2019
(in millions of Korean won)	Assets		Liabilities		Operating revenue		Profit (loss) for the period
Korea Information & Technology Fund	~~W~~	491,924	~~W~~	—	~~W~~	—	~~W~~	16,197
KT-IBKC Future Investment Fund 1		28,200		—		441		(298)
KT-CKP New Media Investment Fund		270		—		56		54
K Bank Inc.		2,558,631		2,354,159		70,264		(74,153)

Due to the discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 595 million for the nine-month period ended September 30, 2020 (nine-month period ended September 30, 2019: loss of ~~W~~ 7,915 million). The accumulated comprehensive loss of associates and joint ventures as at September 30, 2020, which was not recognized by the Group, is ~~W~~ 8,027 million (December 31, 2019: ~~W~~ 12,599 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.	Trade and Other Payables

Details of trade and other payables as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Current liabilities
Trade payables	~~W~~	1,628,022	~~W~~	1,304,795
Other payables		6,627,586		6,292,683

	~~W~~	8,255,608	~~W~~	7,597,478

Non-current liabilities
Trade payables	~~W~~	2,356	~~W~~	1,733
Other payables		807,630		1,080,486

	~~W~~	809,986	~~W~~	1,082,219

Details of other payables as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Non-trade payables [1]	~~W~~	5,185,012	~~W~~	5,275,224
Accrued expenses		1,153,635		987,624
Operating deposits		899,206		910,045
Others		197,363		200,276
Less: Non-current		(807,630)		(1,080,486)

Current	~~W~~	6,627,586	~~W~~	6,292,683

[1]

Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~ 2,907,570 million related to credit card transactions are included as at September 30, 2020 (December 31, 2019: ~~W~~ 1,824,068 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

13.	Borrowings

Details of borrowings as at September 30, 2020 and December 31, 2019, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			September 30, 2020			December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency		Korean won	Foreign currency		Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD	100,000	117,350	USD	100,000	~~W~~	115,780
MTNP notes	Jul. 18, 2026	2.500%	USD	400,000	469,400	USD	400,000		463,120
MTNP notes	Aug. 7, 2022	2.625%	USD	400,000	469,400	USD	400,000		463,120
FR notes [2]	Aug. 23, 2020	—		—	—	USD	200,000		231,560
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.90%	USD	100,000	117,350	USD	100,000		115,780
MTNP notes	Jul. 6, 2020	—		—	—	JPY	4,000,000		42,539
MTNP notes	Jul. 6, 2021	0.380%	JPY	16,000,000	177,930	JPY	16,000,000		170,155
MTNP notes	Nov. 13, 2020	0.300%	JPY	30,000,000	333,618	JPY	30,000,000		319,041
MTNP notes	Jul. 19, 2022	0.220%	JPY	29,600,000	329,170	JPY	29,600,000		314,787
MTNP notes	Jul. 19, 2024	0.330%	JPY	400,000	4,448	JPY	400,000		4,254
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.98%	USD	350,000	410,725	USD	350,000		405,230
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.5%	SGD	284,000	242,919		—		—
FR notes	Sep. 19, 2025	1.000%	USD	400,000	469,400		—		—
The 180-2nd Public bond	Apr. 26, 2021	4.710%		—	380,000		—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%		—	250,000		—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%		—	100,000		—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%		—	90,000		—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%		—	160,000		—		160,000
The 184—2nd Public bond	Apr. 10, 2023	2.950%		—	190,000		—		190,000
The 184—3rd Public bond	Apr. 10, 2033	3.170%		—	100,000		—		100,000
The 185-2nd Public bond	Sep. 16, 2020	—		—	—		—		300,000
The 186—3rd Public bond	Jun. 26, 2024	3.418%		—	110,000		—		110,000
The 186—4th Public bond	Jun. 26, 2034	3.695%		—	100,000		—		100,000
The 187—3rd Public bond	Sep. 2, 2024	3.314%		—	170,000		—		170,000
The 187—4th Public bond	Sep. 2, 2034	3.546%		—	100,000		—		100,000
The 188-1st Public bond	Jan. 29, 2020	—		—	—		—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%		—	240,000		—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%		—	50,000		—		50,000
The 189-2nd Public bond	Jan. 28, 2021	1.946%		—	130,000		—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%		—	100,000		—		100,000
The 189-4rd Public bond	Jan. 28, 2036	2.351%		—	70,000		—		70,000
The 190-1st Public bond	Jan. 29, 2021	2.548%		—	110,000		—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%		—	150,000		—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%		—	170,000		—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%		—	70,000		—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%		—	220,000		—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%		—	80,000		—		80,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won and foreign currencies in thousands)			September 30, 2020			December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		—
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		—
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		—
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		—
The 148th MTN	Jun. 23, 2023	1.513%	—		100,000	—		—

Subtotal			—		7,481,710	—		7,045,366
Less: Current portion			—		(1,380,908)	—		(1,052,032)
Discount on bonds			—		(22,726)	—		(20,780)

Total			—	~~W~~	6,078,076	—	~~W~~	5,972,554

[1]

As at September 30, 2020, the Group has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]	The Libor (3M) and SOR (6M) is approximately 0.234% and 0.260% as at September 30, 2020.

Convertible bonds

(in millions of Korean won) Type
	Issuance Date	Maturity	Annual Interest Rate	September 30, 2020		December 31, 2019
The 1st CB(Private) [1,2]	Jun. 5, 2020	Jun. 5, 2025	0.000%	~~W~~	8,000	~~W~~	—
Redemption premium			—		2,267		—
Bond discount issuance			—		(4,628)		—

Subtotal			—		5,639		—
Current portion			—		—		—

			—	~~W~~	5,639	~~W~~	—

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~ May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5% and will be settled on maturity.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Short-term borrowings

(in millions of Korean won)			September 30, 2020		December 31, 2019
Type	Financial institution	Annual interest rates
Operational	NongHyup Bank	1.740%~2.330%	~~W~~	40,497	~~W~~	15,000
	Shinhan Bank	2.430%~2.930%		39,525		57,500
	Korea Development Bank	2.040%~3.340%		12,700		10,000
	Soohyup Bank	—		—		1,000
Facility Loans	Hana Bank	4.200%		11,000		—

			~~W~~	103,722	~~W~~	83,500

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			September 30, 2020			December 31, 2019
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.500%	—	~~W~~	2,961	—	~~W~~	3,454
Industrial Bank of Korea	General loans	2.980%	—		6,000	—		6,000
Shinhan Bank	General loans	1.910%	—		5,000	—		5,000
	General loans [2]	LIBOR(3M)+2.130%	USD 25,000		29,337	—		—
	Facility loans [2]	LIBOR(3M)+1.340%	USD 25,918		30,415	USD 25,918		30,008
	Vessel facility loans	—	—		—	USD 3,000		3,473
CA-CIB	Long-term CP	1.260%	—		100,000	—		—
NongHyup Bank	Facility loans	2.000%	—		61	—		79
Korea Development Bank	General loans	3.020%	—		10,000	—		10,000
	General loans	3.310%	—		30,000	—		30,000
Others	Redeemable convertible preferred stock	—	—		—	—		950
	Kookmin Bank and other [2]	LIBOR(3M)+1.850%	USD 58,626		68,798	USD 87,940		101,816

	Subtotal		—		282,572	—		190,780
Less: Current portion			—		(61,383)	—		(50,192)

			—	~~W~~	221,189	—	~~W~~	140,588

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR(3M) is approximately 0.234% as at September 30, 2020.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at September 30, 2020, is as follows:

	Debentures						Borrowings						Total
(in millions of Korean won)	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Oct. 1, 2020 ~ Sep. 30, 2021	~~W~~	870,000	~~W~~	511,548	~~W~~	1,381,548	~~W~~	119,240	~~W~~	45,865	~~W~~	165,105	~~W~~	1,546,653
Oct. 1, 2021 ~ Sep. 30, 2022		410,000		798,570		1,208,570		36,518		22,933		59,451		1,268,021
Oct. 1, 2022 ~ Sep. 30, 2023		930,000		360,269		1,290,269		100,506		59,752		160,258		1,450,527
Oct. 1, 2023 ~ Sep. 30, 2024		360,000		4,448		364,448		493		—		493		364,941
After Oct. 1, 2024		1,778,000		1,466,875		3,244,875		987		—		987		3,245,862

	~~W~~	4,348,000	~~W~~	3,141,710	~~W~~	7,489,710	~~W~~	257,744	~~W~~	128,550	~~W~~	386,294	~~W~~	7,876,004

14.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,241	~~W~~	113,289	~~W~~	76,631	~~W~~	254,161
Increase (transfer)		1,683		(1,294)		26,710		27,099
Usage		(1,769)		(1,849)		(5,939)		(9,557)
Reversal		(60)		(652)		(20,645)		(21,357)
Scope change		7		227		54,161		54,395

Ending balance	~~W~~	64,102	~~W~~	109,721	~~W~~	130,918	~~W~~	304,741

Current	~~W~~	64,102	~~W~~	19,628	~~W~~	97,047	~~W~~	180,777
Non-current		—		90,093		33,871		123,964

	2019
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	58,760	~~W~~	118,828	~~W~~	97,868	~~W~~	275,456
Increase (transfer)		(8,623)		6,689		17,138		15,204
Usage		(35,624)		(2,273)		(10,877)		(48,774)
Reversal		—		(4,568)		(13,917)		(18,485)

Ending balance	~~W~~	14,513	~~W~~	118,676	~~W~~	90,212	~~W~~	223,401

Current	~~W~~	14,513	~~W~~	1,928	~~W~~	87,033	~~W~~	103,474
Non-current		—		116,748		3,179		119,927

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at September 30, 2020 and December 31, 2019, are determined as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	2,505,504	~~W~~	2,427,351
Fair value of plan assets		(1,982,468)		(2,069,710)

Liabilities	~~W~~	525,640	~~W~~	365,663

Assets	~~W~~	2,604	~~W~~	8,022

Changes in the defined benefit obligations for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	2,427,351	~~W~~	2,201,876
Current service cost		185,391		184,695
Interest expense		32,720		34,694
Historical service cost		1,353		—
Benefits paid		(155,070)		(80,765)
Remeasurements		2,652		12,037
Scope change		9,415		—
Others		1,692		2,848

Ending	~~W~~	2,505,504	~~W~~	2,355,385

Changes in the fair value of plan assets for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	2,069,710	~~W~~	1,643,046
Interest income		28,112		26,579
Remeasurements on plan assets		3,233		(1,307)
Employer contributions		13,774		38,627
Benefits paid		(139,108)		(73,132)
Scope change		8,264		—
Others		(1,517)		1,371

Ending	~~W~~	1,982,468	~~W~~	1,635,184

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Amounts recognized in the consolidated statement of profit or loss for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Current service cost	~~W~~	185,391	~~W~~	184,695
Net interest cost		4,608		8,115
Historical service cost		1,353		—
Account transfers		(12,308)		(11,656)

Total expenses	~~W~~	179,044	~~W~~	181,154

16.	Commitments and Contingencies

As at September 30, 2020, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,502,000	6,500
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,960
Insurance for Economic Cooperation project	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	859,660	11,479
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	158
Loans for working capital	Korea Development Bank and others	KRW	250,574	161,174
Facility loans	Shinhan Bank and others	KRW	100,123	61
	Kookmin Bank and others	USD	212,000	58,626
Derivatives transaction limit	Korea Development Bank	KRW	100,000	6,888
	Woori Bank and others	USD	69,054	31,851

Total		KRW	2,903,297	190,952
		USD	281,054	90,477

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

As at September 30, 2020, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW	161,478
		USD	8,569
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD	5,000
Refund guarantee for advances received	Korea Development Bank	USD	1,859
Guarantee for payment in foreign currency	KEB Hana Bank and others	USD	40,840
Comprehensive credit line	KEB Hana Bank and others	KRW	41,100
		USD	8,700
Bid guarantee	KEB Hana Bank	USD	400
Bid guarantee	Korea Software Financial Cooperative and others	KRW	108,410
Performance guarantee / warranty guarantee		KRW	455,834
Guarantee for advance payments/others		KRW	315,927
Warranty guarantee	Seoul Guarantee Insurance	KRW	1,147
Performance guarantee		KRW	9,236
Bid guarantee		KRW	845
Guarantees for licensing		KRW	6,259
Guarantees for depositions		KRW	3,719
Merchant business guarantee insurance		KRW	170

Total		KRW	1,104,125
		USD	65,368

As at September 30, 2020, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Estate Inc.	Busan Gaya Centreville Buyers	Shinhan Bank	115	105	Nov. 10, 2017 ~ Oct. 31, 2020
KT Estate Inc.	Daegu Beomeo-Crossroads SeohanIDaum Buyers	Shinhan Bank	1,455	1,251	Oct. 29, 2017 ~ Nov. 30, 2020
KT ENGCORE Co., Ltd [1]	Gasan solar power plant Inc.	Shinhan Bank	4,700	1,455	Jan. 08, 2025
KT ENGCORE Co., Ltd [1]	SPP Inc.	Suhyup Bank	3,250	591	Feb. 16, 2024
KT ENGCORE Co., Ltd [1]	Korea cell Inc.	Suhyup Bank	3,250	483	Feb. 16, 2024
KT ENGCORE Co., Ltd [1]	San-ya agricultural association corporation	Suhyup Bank	3,250	688	Feb. 16, 2024
KT ENGCORE Co., Ltd [1]	Korean delta solar first Co., Ltd.	NH INVESTMENT & SECURITIES CO.,LTD.	39,000	39,000	Jun. 8, 2017
KT ENGCORE Co., Ltd [1]	Ciocanesti Korea Co., Ltd.	NH INVESTMENT & SECURITIES CO.,LTD.	7,600	7,600	Jun. 8, 2017
KT ENGCORE Co., Ltd [1]	Korean delta solar second Co., Ltd.	NH INVESTMENT & SECURITIES CO.,LTD.	9,000	9,000	Jul. 12, 2017
KT Hitel Co., Ltd.	Shinhan Bank	Cash payers	700	—	Apr. 17, 2020 ~ Apr. 16, 2021
Nasmedia	Stockholders Association Members	Korea Securities Finance Corp	5,654	2,912	—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

[1]	KT ENGCORE Co., Ltd, the subsidiary of the Group is subject to payment, depending on reimbursement of principal debtor.

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at September 30, 2020, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 1,697 million.

For the nine-month period ended September 30, 2020, the Group made agreements with the Securitization Specialty Companies (2020: Giga LTE Forty nineth to Fifty third Securitization Specialty Co., Ltd., 2019: Giga LTE Forty third to Forty eighth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization specialty company.

As at September 30, 2020, the Group is a defendant in 205 lawsuits with the total claimed amount of ~~W~~ 87,681 million (2019: ~~W~~ 214,877 million). As at September 30, 2020, litigation provisions of ~~W~~ 64,102 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the cases cannot be estimated as at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on the provision of additional collateral and disposal of certain assets.

As at September 30, 2020, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at September 30, 2020, the contract amount of property and equipment acquisition agreements made but not yet recognized amounts to ~~W~~ 785,243 million (December 31, 2019: ~~W~~ 851,798 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

17.	Leases

Set out below is information for leases when the Group is a lessee. Information when the Group is a lessor is described in Note 10.

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	September 30, 2020		December 31, 2019
Right-of-use assets
Property and buildings	~~W~~	510,835	~~W~~	540,787
Machinery and track facilities		67,624		140,296
Others		94,787		107,414

Total	~~W~~	673,246	~~W~~	788,497

Investment property (buildings)	~~W~~	24,243	~~W~~	50,010

(in millions of Korean won)	September 30, 2020		December 31, 2019
Lease liabilities[1]
Current	~~W~~	315,932	~~W~~	355,833
Non-current		297,158		373,306

	~~W~~	613,090	~~W~~	729,139

[1]	Included in the line items other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Note 8).

For the nine-month periods ended September 30, 2020, increase of right-of-use assets was ~~W~~ 240,788 million.

The consolidated statement of profit or loss relating to leases for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	September 30, 2020		September 30, 2019
Depreciation of right-of-use assets
Property and buildings	~~W~~	218,612	~~W~~	230,754
Machinery and track facilities		46,320		68,919
Others		41,681		37,824

	~~W~~	306,613	~~W~~	337,497

Depreciation of investment properties	~~W~~	14,753	~~W~~	16,154
Interest expense relating to lease liabilities		26,153		32,818
Expenses relating to short-term leases		7,516		6,918
Expenses relating to leases of low-value assets that are not short-term leases		19,393		20,221
Expenses relating to variable lease payments not included in lease liabilities		6,280		8,073

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Total cash outflow from leases was ~~W~~ 378,350 million and ~~W~~ 433,727 million during the current quarter and previous quarter, respectively.

18.	Retained Earnings

Details of retained earnings as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,706,189		6,203,574

Total	~~W~~	12,139,800	~~W~~	11,637,185

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

19.	Other Components of Equity

The Group’s other components of equity as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Treasury stock	~~W~~	(819,049)	~~W~~	(825,838)
Gain on disposal of treasury stock		(230)		1,229
Share-based payments		28,260		7,769
Equity transactions within consolidated entities [1]		(343,162)		(353,243)

Total	~~W~~	(1,134,181)	~~W~~	(1,170,083)

[1]	Includes profit or loss from transactions with non-controlling interests and investment differences from changes in equity ratios of subsidiaries.

As at September 30, 2020 and December 31, 2019, the details of treasury stock are as follows:

	September 30, 2020		December 31, 2019
Number of shares		15,739,783		15,870,258
Amount (in millions of Korean won)	~~W~~	819,049	~~W~~	825,838

Treasury stock is expected to be used for the stock compensation for the Group’s directors, employees and other purposes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

20.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss for the three and nine-month periods ended September 30, 2020 and 2019:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Revenue from contracts with customers	~~W~~	5,949,165	~~W~~	17,558,570	~~W~~	6,165,800	~~W~~	17,996,112
Revenue from other sources		52,033		150,847		47,875		150,473

Total	~~W~~	6,001,198	~~W~~	17,709,417	~~W~~	6,213,675	~~W~~	18,146,585

Operating revenues for the three and nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020				2019
	Three months		Nine months		Three months		Nine months
Services provided	~~W~~	5,165,418	~~W~~	15,297,365	~~W~~	5,115,981	~~W~~	15,240,839
Sales of goods		835,780		2,412,052		1,097,694		2,905,746

Total	~~W~~	6,001,198	~~W~~	17,709,417	~~W~~	6,213,675	~~W~~	18,146,585

Revenues from services provided are recognized over time, and sales of goods are recognized at a point of time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

The contract assets and liabilities recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Contract assets [1]	~~W~~	672,024	~~W~~	703,078
Contract liabilities [1]		379,721		413,442
Deferred revenue [2]		90,691		92,557

[1]

The Group recognized contract assets of ~~W~~ 112,548 million and contract liabilities of ~~W~~ 11,130 million for long-term construction contracts as at September 30, 2020 (2019: contract assets of ~~W~~ 146,037 million and contract liabilities of ~~W~~ 47,832 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Incremental costs of contract establishment	~~W~~	1,759,341	~~W~~	1,764,009
Costs of Contract performance		88,037		85,234

The Group recognized ~~W~~ 1,352,217 million of operating expenses in the current reporting period (2019: ~~W~~ 1,222,820 million) which relate to contract cost assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

For the three and nine-month periods ended September 30, 2020 and 2019, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	58,130	~~W~~	205,114	~~W~~	58,595	~~W~~	216,319
Deferred revenue of joining/installment fees		10,681		33,409		10,387		34,595

Total	~~W~~	68,811	~~W~~	238,523	~~W~~	68,982	~~W~~	250,914

21.	Operating Expenses

Operating expenses for the three and nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Salaries and wages	~~W~~	1,082,289	~~W~~	3,069,887	~~W~~	959,369	~~W~~	2,949,299
Depreciation		651,660		1,950,561		618,119		1,862,349
Depreciation of right-of-use assets		100,018		306,613		116,544		353,651
Amortization of intangible assets		153,116		471,113		162,739		491,879
Commissions		250,546		730,582		282,690		770,904
Interconnection charges		133,364		399,012		132,062		403,908
International interconnection fees		45,617		135,707		70,306		181,451
Purchase of inventories		1,110,829		2,981,441		1,322,868		3,348,445
Changes of inventories		(211,312)		(186,388)		(28,593)		47,762
Sales commissions		589,887		1,686,168		574,418		1,711,395
Service costs		543,452		1,517,318		403,852		1,168,185
Utilities		97,559		266,005		95,544		244,579
Taxes and dues		84,428		222,090		82,406		213,096
Rent		35,151		100,737		27,806		103,722
Insurance premiums		18,465		53,082		22,087		60,195
Installation fees		34,482		92,653		36,717		113,914
Advertising expenses		35,471		91,045		35,778		110,551
Research and development expenses		42,533		118,650		40,349		120,757
Card service costs		750,073		2,181,874		750,015		2,252,667
Others		161,234		503,990		196,155		635,086

Total	~~W~~	5,708,862	~~W~~	16,692,140	~~W~~	5,901,231	~~W~~	17,143,795

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of employee benefits for the three and nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Short-term employee benefits	~~W~~	997,586	~~W~~	2,807,252	~~W~~	884,161	~~W~~	2,719,784
Post-employment benefits (defined benefits)		59,940		179,044		62,632		181,154
Post-employment benefits (defined contributions)		16,853		44,977		9,691		38,444
Share-based payments		22,685		25,278		1,820		4,798
Others		5,225		13,336		1,065		5,119

Total	~~W~~	1,082,289	~~W~~	3,069,887	~~W~~	959,369	~~W~~	2,949,299

22.	Other Income and Other Expenses

Other income for the three and nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Gain on disposal of property and equipment and investment properties	~~W~~	3,971	~~W~~	14,844	~~W~~	3,595	~~W~~	13,825
Gain on disposal of intangible assets		34		1,966		28		1,254
Gain on disposal of right-of-use assets		1,070		1,671		950		3,615
Gain on disposal of investments in associates		—		—		—		3,689
Compensation on property and equipment		38,968		112,749		23,102		85,770
Gain on government subsidies		3,155		9,883		3,455		10,431
Others		74,978		91,193		9,984		55,242

Total	~~W~~	122,176	~~W~~	232,306	~~W~~	41,114	~~W~~	173,826

Other expenses for the three and nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Loss on disposal of property and equipment	~~W~~	15,192	~~W~~	51,627	~~W~~	24,371	~~W~~	48,874
Loss on disposal of intangible assets		1,640		2,540		1,740		4,545
Loss on disposal of right-of-use assets		483		6,421		245		1,799
Loss on disposal of investments in associates		91		124		—		4,790
Donations		2,978		16,289		24,243		68,969
Other allowance for bad debts		7,821		26,361		6,099		15,774
Others		71,575		133,435		24,367		60,129

Total	~~W~~	99,780	~~W~~	236,797	~~W~~	81,065	~~W~~	204,880

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

23.	Financial Income and Costs

Details of financial income for three and the nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Interest income	~~W~~	68,183	~~W~~	201,989	~~W~~	70,515	~~W~~	209,136
Gain on foreign currency transactions		2,675		11,402		10,620		20,070
Gain on foreign currency translation		6,771		14,500		3,004		8,796
Gain on settlement of derivatives		7,226		9,398		1,842		8,174
Gain on valuation of derivatives		(50,360)		60,959		80,818		162,416
Others		831		2,792		499		6,712

Total	~~W~~	35,326	~~W~~	301,040	~~W~~	167,298	~~W~~	415,304

Details of financial costs for the three and nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Interest expenses	~~W~~	67,319	~~W~~	204,069	~~W~~	68,553	~~W~~	221,656
Loss on foreign currency transactions		10,792		18,696		15,210		33,350
Loss on foreign currency translation		(48,949)		72,618		83,796		170,247
Loss on settlement of derivatives		20		57		9		9
Loss on valuation of derivatives		10,076		17,157		(4)		89
Loss on disposal of trade receivables		1,312		6,040		3,050		6,560
Others		78		2,389		616		1,085

Total	~~W~~	40,648	~~W~~	321,026	~~W~~	171,230	~~W~~	432,996

24.	Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. As at September 30, 2020, the estimated average annual income tax rate used for the year ending December 31, 2020 is 32.86%.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

25.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three and nine-month periods ended September 30, 2020 and 2019, are calculated as follows:

	2020				2019
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	203,424	~~W~~	588,344	~~W~~	189,739	~~W~~	594,763
Weighted average number of ordinary shares outstanding (in number of shares)		245,372,025		245,286,249		245,152,955		245,147,603
Basic earnings per share (in Korean won)	~~W~~	829	~~W~~	2,399	~~W~~	774	~~W~~	2,426

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds and other share-based payments.

Diluted earnings per share from operations for the three and nine-month periods ended September 30, 2020 and 2019, are calculated as follows:

	2020				2019
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	203,424	~~W~~	588,344	~~W~~	189,739	~~W~~	594,763
Adjusted net income attributable to ordinary shares (in millions of Korean won)		—		—		(159)		(159)
Diluted profit attributable to ordinary shares (in millions of Korean won)		203,424		588,344		189,580		594,604
Number of dilutive potential ordinary shares outstanding (in number of shares)		99,815		119,290		88,595		93,947
Weighted average number of ordinary shares outstanding (in number of shares)		245,471,840		245,405,539		245,241,550		245,241,550
Diluted earnings per share (in Korean won)		829		2,397		773		2,425

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

26.	Cash Generated from Operations

Cash flows from operating activities for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
1. Profit for the period	~~W~~	664,230	~~W~~	676,119
2. Adjustments for:
Income tax expense		325,138		275,473
Interest income [1]		(217,072)		(225,274)
Interest expense [1]		204,968		222,050
Dividend income		(2,697)		(2,656)
Depreciation		1,973,550		1,862,349
Amortization of intangible assets		473,693		491,879
Depreciation of right-of-use assets		306,613		353,651
Provisions for severance benefits (defined benefits)		191,352		192,810
Allowance for bad debts		92,598		82,848
Share of net profit or loss of associates and joint ventures		3,432		2,452
Loss on disposal of associates and joint ventures		124		1,101
Loss on disposal of property and equipment and investment properties		36,783		35,049
Loss on impairment of property and equipment		47,291		—
Loss (gain) on disposal of right-of-use assets		4,750		(1,816)
Loss on disposal of intangible assets		574		3,291
Loss on impairment of intangible assets		1,023		—
Loss on foreign currency translation		58,118		161,451
Gain on valuation of derivatives		(53,143)		(170,492)
Loss on disposal of financial assets at amortized cost		1		1
Loss (gain) on disposal of financial assets at fair value through profit or loss		428		(4,736)
Loss on valuation of financial assets at fair value through profit or loss		419		74
Others		35,275		(13,626)
3. Changes in operating assets and liabilities
Increase in trade receivables		(123,877)		(421,963)
Increase in other receivables		(1,200,120)		(69,224)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Decrease (increase) in other current assets		58,039		(392,020)
Increase in other non-current assets		(76,538)		(160,505)
Decrease (increase) in inventories		(140,708)		39,177
Increase in trade payables		241,342		355,564
Increase in other payables		773,746		35,675
Increase in other current liabilities		33,633		229,845
Increase (decrease) in other non-current liabilities		699		(180)
Increase (decrease) in provisions		2,233		(52,527)
Increase in deferred revenue		66		498
Decrease in plan assets		117,281		50,789
Payment of severance benefits		(152,380)		(101,316)

4. Cash generated from operations (1+2+3)	~~W~~	3,680,864	~~W~~	3,455,811

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognized interest income and expenses as operating revenue and expenses, respectively. Related interest income ~~W~~ 15,083 million (nine-month periods ended September 30, 2019: ~~W~~ 16,138 million) recognized as operating revenue and interest expenses recognized as operating expenses are ~~W~~ 899 million (nine-month periods ended September 30, 2019: ~~W~~ 394 million)

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Reclassification of the current portion of borrowings	~~W~~	1,039,521	~~W~~	727,555
Reclassification of construction-in-progress to property and equipment		1,202,305		1,231,763
Reclassification of other payables from property and equipment		(378,807)		274,107
Reclassification of other payables from intangible assets		(305,064)		(361,048)
Reclassification of other payables from defined benefit liabilities		2,690		(20,551)
Reclassification of other payables from plan assets		(211)		(16,284)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

27.	Changes in Liabilities Arising from Financing Activities

	2020
	Beginning		Cash flows		Non-cash								Ending
(in millions of Korean won)					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	7,298,867	~~W~~	494,205	~~W~~	15,639	~~W~~	35,031	~~W~~	—	~~W~~	7,175	~~W~~	7,850,917
Lease liabilities		729,139		(345,161)		233,670		4		31		(4,593)		613,090
Other financial liabilities		—		(13,674)		13,674		—		—		—		—
Derivative liabilities		20,096		(714)		2,588		3,210		13,670		(6,801)		32,049
Derivative assets		(58,576)		15,184		—		(50,391)		(21,243)		6,798		(108,228)

Total	~~W~~	7,989,526	~~W~~	149,840	~~W~~	265,571	~~W~~	(12,146)	~~W~~	(7,542)	~~W~~	2,579	~~W~~	8,387,828

	2019
	Beginning		Cash flows		Non-cash								Ending
(in millions of Korean won)					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	6,648,294	~~W~~	(410,478)	~~W~~	—	~~W~~	162,362	~~W~~	—	~~W~~	8,120	~~W~~	6,408,298
Lease liabilities		163,858		(398,515)		926,700		—		—		111,794		803,837
Derivative liabilities		65,067		(735)		—		43		(633)		(54,076)		9,666
Derivative assets		(29,843)		33,635		—		(150,563)		(12,705)		33,607		(125,869)

Total	~~W~~	6,847,376	~~W~~	(776,093)	~~W~~	926,700	~~W~~	11,842	~~W~~	(13,338)	~~W~~	99,445	~~W~~	7,095,932

28.	Segment Information

The Group’s operating segments are as follows:

Details	Business service

ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business and others

Satellite TV	Satellite TV business

Others	IT, facility security and global business, and others

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of operating revenues and profit by each segment for the three nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020
	Operating revenues				Operating profit				Depreciation and amortization [1]
(In millions of Korean won)	Three months		Nine months		Three months		Nine months		Three months		Nine months
ICT	~~W~~	4,520,467	~~W~~	13,289,209	~~W~~	206,803	~~W~~	759,110	~~W~~	803,240	~~W~~	2,427,735
Finance		864,332		2,532,719		28,604		96,431		12,760		31,434
Satellite TV		176,610		522,194		13,579		63,912		20,624		63,629
Others		1,487,678		4,248,259		44,395		111,750		89,076		269,005

		7,049,086		20,592,381		293,381		1,031,203		925,700		2,791,803
Elimination		(1,047,889)		(2,882,964)		(1,045)		(13,926)		(20,906)		(63,516)

Consolidated amount	~~W~~	6,001,198	~~W~~	17,709,417	~~W~~	292,336	~~W~~	1,017,277	~~W~~	904,794	~~W~~	2,728,287

	2019
	Operating revenues				Operating profit				Depreciation and amortization [1]
(In millions of Korean won)	Three months		Nine months		Three months		Nine months		Three months		Nine months
ICT[2]	~~W~~	3,488,072	~~W~~	10,410,491	~~W~~	276,334	~~W~~	930,697	~~W~~	774,639	~~W~~	2,338,133
Finance		869,561		2,617,991		42,817		129,129		6,449		19,636
Satellite TV		182,318		527,193		12,620		50,786		23,503		71,437
Others		2,672,656		7,418,483		(13,404)		(82,707)		112,659		337,226

		7,212,607		20,974,158		318,367		1,027,905		917,250		2,766,432
Elimination		(998,932)		(2,827,573)		(5,923)		(25,115)		(19,848)		(58,554)

Consolidated amount	~~W~~	6,213,675	~~W~~	18,146,585	~~W~~	312,444	~~W~~	1,002,790	~~W~~	897,402	~~W~~	2,707,878

[1]	Sum of depreciation of property and equipment, investment properties, right-of-use assets and amortization of intangible assets.
[2]	The prior year segment reporting has been reclassified to reflect the current year changes for comparability purposes.

Operating revenues for the three-month and nine-month periods ended September 30, 2020 and 2019, and non-current assets as at September 30, 2020 and December 31, 2019, by geographical region, are as follows:

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	2020
	Operating revenues				Non-current assets[1]
(in millions of Korean won)	Three months		Nine months		September 30, 2020
Domestic	~~W~~	5,986,229	~~W~~	17,656,734	~~W~~	18,240,145
Overseas		14,969		52,683		75,540

Total	~~W~~	6,001,198	~~W~~	17,709,417	~~W~~	18,315,685

	2019
	Operating revenues				Non-current assets[1]
(in millions of Korean won)	Three months		Nine months		December 31, 2019
Domestic	~~W~~	6,196,653	~~W~~	18,097,160	~~W~~	18,718,584
Overseas		17,022		49,425		76,679

Total	~~W~~	6,213,675	~~W~~	18,146,585	~~W~~	18,795,263

[1]	Non-current assets include property and equipment, intangible assets, investment properties, and right-of-use-assets

29.	Related Party Transactions

The list of related party of the Group as at September 30, 2020, is as follows:

Relationship	Name of Entity
Associates and joint ventures

Korea Information & Technology Investment Fund (KIF Investment Fund),

K- Realty CR-REITs No.1, Boston Global Film & Contents Fund L.P.,

QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd.,

KD Living, Inc., Oscar Ent. Co., Ltd., LoginD Co., Ltd., K-REALTY CR-REIT 6,

K Bank, Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd.,

KT-DSC creative economy youth start-up investment fund,

Korea electronic Vehicle charging service, K-REALTY RENTAL HOUSING REIT 2,

AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1,

Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co.,Ltd.,

Alliance Internet Corp., Little big pictures, Virtual Realm Sendirian Berhad,

KT Philippines Co., Ltd., KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd , KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd.

Others [1]	KHS Corp.

[1]

Although the entity is not the related party of the Group in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Group also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Outstanding balances of receivables and payables in relation to transactions with related parties as at September 30, 2020 and December 31, 2019, are as follows:

		September 30, 2020
		Receivables				Payables
(in millions of Korean won)		Trade receivables		Other receivables		Other payables		Lease liabilities
Associates and joint ventures	K-Realty CR-REITs No. 1	~~W~~	260	~~W~~	20,200	~~W~~	—	~~W~~	31,997
	K Bank, Inc.		561		29,732		2,127		—
	Others		78		1,143		724		—
Others	KHS Corp.		1		—		218		—

	Total	~~W~~	900	~~W~~	51,075	~~W~~	3,069	~~W~~	31,997

		December 31, 2019
		Receivables				Payables
(in millions of Korean won)		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K-Realty CR-REITs No.1	~~W~~	608	~~W~~	23,100	~~W~~	—	~~W~~	—	~~W~~	57,907
	K Bank, Inc.		583		13,664		—		557		—
	Others		434		1,177		—		711		—
Others	KT ENGCORE Co., Ltd.		4,497		9,517		1,169		148,503		74
	KHS Corp.		—		—		—		2		—

	Total	~~W~~	6,122	~~W~~	47,458	~~W~~	1,169	~~W~~	149,773	~~W~~	57,981

Significant transactions with related parties for the nine-month periods ended September 30, 2020 and 2019, are as follows:

		2020
		Sales				Purchases
(in millions of Korean won)		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K-Realty CR-REITs No. 1	~~W~~	1,289	~~W~~	—	~~W~~	—	~~W~~	—
	KIF Investment fund		—		—		—		—
	K Bank, Inc.		12,889		—		6,300		—
	Others		489		70		7,369		—
Others	KT ENGCORE Co., Ltd.[2]		2,385		—		25,862		61,491
	KHS Corp.		62		—		8,084		—

	Total	~~W~~	17,114	~~W~~	70	~~W~~	47,615	~~W~~	61,491

[1]	Amounts include acquisition of property and equipment, and others.
[2]	Transactions before reclassification as subsidiary of the Group

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

		2019
		Sales				Purchases
(in millions of Korean won)		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K-Realty CR-REITs No. 1	~~W~~	974	~~W~~	—	~~W~~	—	~~W~~	—
	KIF Investment fund		—		—		—		—
	K Bank, Inc.		13,335		—		6,262		—
	KD Living, Inc.		28		—		3,721		—
	Daiwon Broadcasting Co., Ltd.		28		—		4,270		—
	Others		826		88		24		—
Others	KT ENGCORE Co., Ltd.		6,265		6		65,356		121,212
	KHS Corp.		24		—		11,704		—
	K-Realty CR-REITs No. 10		2,801		—		—		—

	Total	~~W~~	24,281	~~W~~	94	~~W~~	91,337	~~W~~	121,212

[1]	Amounts include acquisition of property and equipment, and others.

		2020						2019
(in millions of Korean won)		Finance costs		Finance income		Dividend income		Finance costs		Finance income		Dividend income
Associates and joint ventures	K-Realty CR-REITs No. 1	~~W~~	1,008	~~W~~	—		8,061	~~W~~	1,718	~~W~~	—	~~W~~	10,928
	KIF Investment fund		—		—		9,241		—		—		4,280
	K Bank, Inc		—		3		—		—		—		—
	KD Living, Inc.		—		—		—		—		—		—
	Daiwon Broadcasting Co., Ltd.		—		—		—		—		—		77
	Others		—		—		43		—		—		69
Others	KT ENGCORE Co., Ltd [1]		1		—		—		1		4		—
	KHS Corp.		—		—		—		—		—		—
	K-Realty CR-REITs No. 10		—		—		—		—		—		—

	Total	~~W~~	1,009	~~W~~	3	~~W~~	17,345	~~W~~	1,719	~~W~~	4	~~W~~	15,354

[1]	Transactions before reclassification as a subsidiary of the Group

Key management compensation for the nine-month periods ended September 30, 2020 and 2019, consists of:

(in millions of Korean won)	2020		2019
Salaries and other short-term benefits	~~W~~	1,560	~~W~~	1,514
Post-employment benefits		285		247
Stock-based compensation		4,209		668

Total	~~W~~	6,054	~~W~~	2,429

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Fund transactions with related parties for the nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
K-Realty CR-REITs No. 1	~~W~~	18,934	~~W~~	—
Studio Discovery Co., Ltd.		—		3,000
KT Young Entrepreneurs DNA Investment Fund		—		3,600
KT-Smart Factory Investment Fund		—		2,800
KT-CKP new media investment fund		—		(148)
K Bank, Inc		—		195,011
Gyeonggi-KT Yoojin Superman Fund		—		1,000
Hyundai Robotics Co., Ltd.		—		50,000
Others		—		—
KT ENGCORE Co., Ltd[2]		34		—

Total	~~W~~	18,968	~~W~~	255,263

[1]	Amounts include lease transactions.
[2]	Transactions before reclassified as subsidiary of the Group

	2019
(in millions of Korean won)	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
KT-IBKC future investment fund 1	~~W~~	—	~~W~~	3,750
Virtual Realm Sendirian Berhad		—		550
KT-DSC creative economy youth start-up investment fund		—		(360)
K-Realty CR-REITs No. 1		20,941		—
KIF Investment fund		—		—
K Bank, Inc		—		21,782
Others		—		(75)
Others
KT ENGCORE Co., Ltd		97		—

Total	~~W~~	21,038	~~W~~	25,647

[1]	Amounts include lease transactions.

At the end of the reporting period, there are no collateral and payment guarantees provided by the related parties.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

30.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020			December 31, 2019
(in millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,990,946	[1]	~~W~~	2,305,894	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		7,046,586	[1]		5,796,207	[1]
Financial assets at fair value through other comprehensive income		1,313,736	1,313,736		1,256,266	1,256,266
Other financial assets
Financial assets measured at amortized cost		535,528	[1]		441,804	[1]
Financial assets at fair value through profit or loss		770,778	770,778		632,324	632,324
Financial assets at fair value through other comprehensive income		265,511	265,511		557,342	557,342
Derivative financial assets for hedging		108,228	108,228		58,576	58,576

Total	~~W~~	13,031,313		~~W~~	11,048,413

Financial liabilities
Trade and other payables		9,065,594	[1]		8,679,697	[1]
Borrowings		7,850,918	[1]		7,298,867	[1]
Other financial liabilities
Financial liabilities at amortized cost		138,276	[1]		129,945	[1]
Financial liabilities at fair value through profit or loss		2,629	2,629		38	38
Derivative financial liabilities for hedging		29,462	29,462		20,096	20,096

Total	~~W~~	17,086,879		~~W~~	16,128,643

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair value disclosure.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,313,736	~~W~~	—	~~W~~	1,313,736
Other financial assets
Financial assets at fair value through profit or loss		121		276,672		493,985		770,778
Financial assets at fair value through other comprehensive income		6,164		206,530		52,817		265,511
Derivative financial assets for hedging		—		78,164		30,064		108,228

Total	~~W~~	6,285	~~W~~	1,875,102	~~W~~	576,866	~~W~~	2,458,253

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	41	~~W~~	2,588	~~W~~	2,629
Derivative financial liabilities for hedging		—		29,462		—		29,462

Total	~~W~~	—	~~W~~	29,503	~~W~~	2,588	~~W~~	32,091

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	December 31, 2019
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,256,266	~~W~~	—	~~W~~	1,256,266
Other financial assets
Financial assets at fair value through profit or loss		232		136,951		495,141		632,324
Financial assets at fair value through other comprehensive income		6,738		508,550		42,054		557,342
Derivative financial assets for hedging		—		40,788		17,788		58,576

Total	~~W~~	6,970	~~W~~	1,942,555	~~W~~	554,983	~~W~~	2,504,508

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	38	~~W~~	—	~~W~~	38
Derivative financial liabilities for hedging		—		20,096		—		20,096

Total	~~W~~	—	~~W~~	20,134	~~W~~	—	~~W~~	20,134

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	September 30, 2020
	Financial assets						Financial liabilities
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	495,141	~~W~~	42,054	~~W~~	17,788	~~W~~	—
Purchases		247,854		13,143		—		—
Reclassifications		(2,539)		—		—		2,588
Disposals		(247,897)		(547)		—		—
Amount recognized in profit or loss		1,426		(447)		5,211		—
Amount recognized in other comprehensive income		—		(1,386)		7,065		—

Ending balance	~~W~~	493,985	~~W~~	52,817	~~W~~	30,064	~~W~~	2,588

	September 30, 2019
	Financial assets						Financial liabilities
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	163,600	~~W~~	311,536	~~W~~	(10,183)	~~W~~	7,758
Purchases		69,756		6,040		—		—
Reclassifications		17,962		(444,875)		—		—
Disposals		(15,360)		(941)		—		—
Amount recognized in profit or loss		(1,987)		69		(32,211)		—
Amount recognized in other comprehensive income		—		168,925		11,542		—

Ending balance	~~W~~	233,971	~~W~~	40,754	~~W~~	33,570	~~W~~	7,758

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,313,736	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		770,657	2,3	DCF Model, Adjusted Net Asset model
Financial assets at fair value through other comprehensive income		259,347	2,3	DCF Model Comparable Company Analysis
Derivative financial assets for hedging		108,228	2,3	DCF Model, Hull-White model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,629	2,3	DCF Model
Derivative financial liabilities for hedging		29,462	2	DCF Model

	December 31, 2019
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,256,266	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		632,092	2,3	DCF Model, Adjusted Net Asset model
Financial assets at fair value through other comprehensive income		550,604	2,3	DCF Model, Comparable Company Analysis
Derivative financial assets for hedging		58,576	2,3	DCF Model, Hull-White model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	38	2	DCF Model
Derivative financial liabilities for hedging		20,096	2	DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of the total deferred differences for the nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020		2019
(in millions of Korean won)	Derivatives used for hedging		Derivatives used for hedging
Beginning balance	~~W~~	3,682	~~W~~	5,107
New transactions		—		—
Recognized at fair value through profit or loss		(1,069)		(1,069)

Ending balance	~~W~~	2,613	~~W~~	4,038

31.	Business Combinations

To foster a company specialized in engineering within the Group, KT Corporation (the controlling company) has acquired 1,400,000 shares (59.8%) of KT ENGCORE Co., Ltd. and KT Estate Inc., a subsidiary of the Group, acquired 940,000 shares (40.2%) on March 16, 2020. Through these transactions, the Group consolidated KT ENGCORE Co., Ltd. as a subsidiary and accounted in accordance with Korean IFRS 1103 Business combinations.

With the acquisition method, the group identified intangible assets amounting to ~~W~~ 314 million and goodwill amounting ~~W~~ 40,785 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details and amounts of total transfer consideration, acquired assets and liabilities on control acquisition date are as follows:

(in millions of Korean won)	Amounts
Total transfer consideration (a)	~~W~~	46,800
Acquired assets and liabilities (b) [1]		6,015
Cash and cash equivalents		57,845
Trade and other receivables		95,814
Other financial assets		3,110
Other assets		14,021
Inventories		1,521
Property and equipment		3,128
Intangible assets		721
Trade and other payables		(105,964)
Other liabilities		(4,883)
Current tax liabilities		(3,664)
Provisions		(54,366)
Net defined benefit liabilities		(1,268)

Goodwill (a-b)	~~W~~	40,785

[1]	Assets and liabilities are measured at fair value based on Korean IFRS 1103 Business Combinations.

Goodwill is subject to change as the fair value of identifiable assets and liabilities has been confirmed as at September 30, 2020.

After the acquisition of control, operating income included in the consolidated statement before the removal of intercompany transactions is ~~W~~ 145,552 million and net loss is ~~W~~ 1,084 million. Had KT ENGCORE Co., Ltd. consolidated on January 1, 2020, the operating income that would be included is ~~W~~ 241,212 million and the net loss for the year is ~~W~~ 7,597 million.

32.	Events after the Reporting Period

The Group has signed contracts acquiring 7,000,000 shares of Hyundai HCN Co., Ltd. (spun-off as a separate corporation on November 1, 2020) amounting to ~~W~~ 491,000 million and 3,017,428 shares of Hyundai Media, Inc. amounting to ~~W~~ 29,000 million on October 13, 2020.

KT Corporation

Separate Interim Financial Statements

September 30, 2020 and 2019

KT Corporation

Index

September 30, 2020 and 2019

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). These financial statements consist of the separate interim statement of financial position as at September 30, 2020, and the related separate interim statements of profit or loss and comprehensive income for the three-month and nine-month periods ended September 30, 2020 and 2019, and separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2020 and 2019, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.sarnil.com

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2019, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 10, 2020. The separate statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

November 16, 2020

This report is effective as of November 16, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Interim Statements of Financial Position

September 30, 2020 and December 31, 2019

(in millions of Korean won)	Notes	September 30, 2020 (Unaudited)		December 31, 2019
Assets
Current assets
Cash and cash equivalents	4	~~W~~	1,911,565	~~W~~	1,328,397
Trade and other receivables, net	4,5		3,473,678		3,231,008
Other financial assets	4,6		122,219		100,830
Inventories, net	7		649,419		477,138
Current tax assets			—		64,967
Current assets held for sale	9		—		82,865
Other current assets	8		1,945,539		1,951,064

Total current assets			8,102,420		7,236,269

Non-current assets
Trade and other receivables, net	4,5		1,001,309		1,063,440
Other financial assets	4,6		212,356		179,240
Property and equipment, net	10		11,502,194		11,447,952
Right-of-use assets	17		576,938		714,968
Investment properties, net	10		742,242		769,019
Intangible assets, net	10		1,873,569		2,239,882
Investments in subsidiaries, associates and joint ventures	11		3,556,615		3,501,391
Other non-current assets	8		617,825		581,693

Total non-current assets			20,083,048		20,497,585

Total assets		~~W~~	28,185,468	~~W~~	27,733,854

3

KT Corporation

Separate Interim Statements of Financial Position

September 30, 2020 and December 31, 2019

(in millions of Korean won)	Notes	September 30, 2020 (Unaudited)		December 31, 2019
Liabilities
Current liabilities
Trade and other payables	4,12	~~W~~	4,358,581	~~W~~	4,729,683
Borrowings	4,13		1,381,402		1,052,526
Current tax liabilities			260,800		—
Provisions	14		150,832		167,729
Deferred income			57,964		45,754
Other current liabilities	8		771,336		768,961

Total current liabilities			6,980,915		6,764,653

Non-current liabilities
Trade and other payables	4,12		744,945		1,028,886
Borrowings	4,13		6,080,746		5,975,514
Other financial liabilities	4,6		26,187		18,632
Net defined benefit liabilities	15		374,076		274,598
Provisions	14		84,640		69,990
Deferred income	20		95,345		91,703
Deferred tax liabilities			176,376		206,440
Other non-current liabilities	8		314,523		406,737

Total non-current liabilities			7,896,838		8,072,500

Total liabilities			14,877,753		14,837,153

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	18		11,248,970		10,869,987
Accumulated other comprehensive income			29,659		23,449
Other components of equity	19		(975,671)		(1,001,492)

Total equity			13,307,715		12,896,701

Total liabilities and equity		~~W~~	28,185,468	~~W~~	27,733,854

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month and Nine-Month Periods Ended September 30, 2020 and 2019

		Periods Ended September 30
(in millions of Korean won, except per share amounts)	Notes	2020 (Unaudited)				2019 (Unaudited)
		Three months		Nine months		Three months		Nine months
Operating revenue	20	~~W~~	4,520,466	~~W~~	13,289,208	~~W~~	4,705,722	~~W~~	13,598,535
Operating expenses	21		4,313,663		12,530,098		4,507,993		12,913,224

Operating profit			206,803		759,110		197,729		685,311
Other income	22		65,459		292,509		40,267		265,743
Other expenses	22		50,876		162,309		139,985		251,366
Finance income	23		29,818		273,943		154,910		380,546
Finance costs	23		29,924		283,449		154,720		395,475

Profit before income tax expense			221,280		879,804		98,201		684,759
Income tax expense			58,043		230,773		25,817		180,023

Profit for the period		~~W~~	163,237	~~W~~	649,031	~~W~~	72,384	~~W~~	504,736

Earnings per share
Basic earnings per share	25	~~W~~	665	~~W~~	2,646	~~W~~	295	~~W~~	2,059
Diluted earnings per share	25		665		2,645		295		2,058

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2020 and 2019

		Periods Ended September 30
(in millions of Korean won)	Notes	2020 (Unaudited)				2019 (Unaudited)
		Three months		Nine months		Three months		Nine months
Profit for the period		~~W~~	163,237	~~W~~	649,031	~~W~~	72,384	~~W~~	504,736

Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Remeasurements of the net defined benefit liability	15		865		1,408		288		(887)
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			635		154		(343)		(874)
Items that may be subsequently reclassified to profit or loss:
Valuation gain (loss) on cash flow hedge	6		(34,570)		40,834		55,519		121,859
Other comprehensive income from cash flow hedges reclassified to profit or loss			42,431		(34,778)		(56,855)		(109,364)

Other comprehensive income for the period, net of tax			9,361		7,618		(1,391)		10,734

Total comprehensive income for the period		~~W~~	172,598	~~W~~	656,649	~~W~~	70,993	~~W~~	515,470

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2020 and 2019

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other ocomponents of equity		Total equity
Balance as at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,740,042	~~W~~	(11,251)	~~W~~	(1,021,820)	~~W~~	12,711,728
Changes in accounting policies			—		—		(6,149)		—		—		(6,149)
Comprehensive income
Profit for the period			—		—		504,736		—		—		504,736
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(874)		—		(874)
Remeasurements of net defined benefit liabilities	15		—		—		(887)		—		—		(887)
Valuation gain on cash flow hedge	6		—		—		—		12,495		—		12,495

Total comprehensive income for the period			—		—		503,849		11,621		—		515,470

Transactions with owners
Dividends paid			—		—		(269,659)		—		—		(269,659)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—
Disposal of treasury stock			—		—		—		—		2,744		2,744
Others			—		—		—		—		213		213

Subtotal			—		—		(284,828)		—		18,126		(266,702)

Balance as at September 30, 2019 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,952,914	~~W~~	370	~~W~~	(1,003,694)	~~W~~	12,954,347

Balance as at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,869,987	~~W~~	23,449	~~W~~	(1,001,492)	~~W~~	12,896,701
Comprehensive income
Profit for the period			—		—		649,031		—		—		649,031
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		154		—		154
Remeasurements of net defined benefit liabilities	15		—		—		1,408		—		—		1,408
Valuation loss on cash flow hedge	6		—		—		—		6,056		—		6,056

Total comprehensive income for the period			—		—		650,439		6,210		—		656,649

Transactions with owners
Dividends paid			—		—		(269,766)		—		—		(269,766)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—
Disposal of treasury stock			—		—		—		—		3,640		3,640
Others			—		—		—		—		20,491		20,491

Subtotal			—		—		(271,456)		—		25,821		(245,635)

Balance as at September 30, 2020 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,248,970	~~W~~	29,659	~~W~~	(975,671)	~~W~~	13,307,715

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2020 and 2019

		Nine-Month Periods Ended September 30
(in millions of Korean won)	Notes	2020 (Unaudited)		2019 (Unaudited)
Cash flows from operating activities
Cash generated from operations	26	~~W~~	3,116,438	~~W~~	2,771,247
Interest paid			(174,995)		(158,806)
Interest received			164,568		173,103
Dividends received			132,033		128,895
Income tax refund (paid)			66,979		(204,404)

Net cash inflow from operating activities			3,305,023		2,710,035

Cash flows from investing activities
Collection of loans			46,064		45,570
Disposal of non-current financial assets at amortized cost			1		3,780
Disposal of financial assets at fair value through profit or loss			361		2,662
Disposal of financial assets at fair value through other comprehensive income			288		—
Disposal of investments in subsidiaries, associates and joint ventures			1,378		7,262
Disposal of assets held for sale			119,182		—
Disposal of property and equipment			13,989		24,697
Disposal of intangible assets			3,996		1,735
Disposal of right-of-use assets			50		7,294
Loans granted			(33,391)		(43,176)
Acquisition of current financial assets at amortized cost			(173)		(22,034)
Acquisition of financial assets at fair value through profit or loss			(5,828)		(27,927)
Acquisition of investments in subsidiaries, associates and joint ventures			(108,521)		(40,486)
Acquisition of property and equipment			(2,164,413)		(1,936,702)
Acquisition of intangible assets			(373,540)		(395,701)
Acquisition of right-of-use assets			(3,781)		(4,891)

Net cash outflow from investing activities			(2,504,338)		(2,377,917)

Cash flows from financing activities
Proceeds from borrowings			1,113,964		826,088
Settlement of derivative assets and liabilities, net			16,452		33,635
Dividends paid			(269,766)		(269,659)
Repayments of borrowings			(742,427)		(1,189,773)
Decrease in lease liabilities			(335,743)		(322,740)

Net cash outflow from financing activities	27		(217,520)		(922,449)

Effect of exchange rate change on cash and cash equivalents			3		(184)

Net increase (decrease) in cash and cash equivalents			583,168		(590,515)
Cash and cash equivalents
Beginning of the period			1,328,397		1,779,745

End of the period		~~W~~	1,911,565	~~W~~	1,189,230

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at September 30, 2020, the Korean government does not own any shares in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been translated into English from the Korean language financial statements.

The Company’s separate interim financial statements for the nine-month periods ended September 30, 2020, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at September 30, 2020.

(1) New and amended standards adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2020.

9

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements, Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Company. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement and Korean IFRS 1107 Financial Instruments: Disclosures – Interest Rate Benchmark Reform

The amendments allow to apply the exceptions when forward-looking analysis is performed in relation the application of hedge accounting while uncertainties arising from interest rate benchmark reform exist. The exceptions require the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based on is not altered as a result of interest rate benchmark reform, when determining whether the expected cash flows are highly probable, whether an economic relationship between the hedged item and the hedging instrument exists, and when assessing the hedging relationship is highly effective. The Company’s risk exposure, directly affected by interest rate benchmark reform, is the variable rate borrowings of USD 450,000 thousand and SGD 284,000 thousand with maximum remaining maturity of four years. To hedge fluctuations in cash flows of borrowings resulting from the changes in USD LIBOR of 3 months and SGD SOR of 6 months—an interest rate benchmark, the Company entered into an interest rate swap contract for a nominal amount of USD 450,000 thousand and SGD 284,000 thousand and designated it as a hedging instrument of cash flow hedge.

(2) New standards and interpretations not yet adopted by the Company

Certain new accounting standard and interpretation that have been published but have not been early adopted by the Company are set out below.

•	Agenda Decision of the International Accounting Standards Committee – Lease Period

10

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

The International Accounting Standards Interpretations Committee (IFRS IC) announced on December 16, 2019 that all economic disadvantages resulting from the termination of a lease are taken into account when determining the enforceable period for ‘the useful life of lease term and lease asset improvement rights’. The Company is analyzing the effect of changes in accounting policies on the separate financial statements for enforceable periods in accordance with the decision and will reflect the effect in the separate financial statements after the analysis is completed.

2.2	Significant Accounting Policies

Significant accounting policies and method of computation used in the presentation of the condensed separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2019, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) and the one described below.

(1) Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

(2) Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

During 2020, the spread of COVID-19 has a material impact on domestic and foreign economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Company, and the impact is expected to be continued to the separate annual financial statements in 2020.

Significant accounting estimates and assumptions applied in the preparation of the separate annual financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Company’s business, financial position and financial performance cannot presently determined.

11

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.	Financial Instruments by Category

Financial instruments by category as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020
(in millions of Korean won) Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,911,565	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,911,565
Trade and other receivables [1]		3,157,106		—		1,313,736		—		4,470,842
Other financial assets		72,501		136,123		20,861		105,090		334,575

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

	September 30, 2020
(in millions of Korean won) Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,103,526	~~W~~	—	~~W~~	5,103,526
Borrowings		7,462,148		—		7,462,148
Other financial liabilities		—		26,187		26,187

	December 31, 2019
(in millions of Korean won) Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,328,397	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,328,397
Trade and other receivables[1]		3,035,777		—		1,256,266		—		4,292,043
Other financial assets		72,329		131,344		20,974		55,423		280,070

[1]	Lease receivables and others which are not applied to financial Instruments by category are excluded.

	December 31, 2019
(in millions of Korean won) Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,758,569	~~W~~	—	~~W~~	5,758,569
Borrowings		7,028,040		—		7,028,040
Other financial liabilities		—		18,632		18,632

12

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

5.	Trade and Other Receivables

Trade and other receivables as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,318,211	~~W~~	(246,597)	~~W~~	(7,317)	~~W~~	3,064,297
Other receivables		470,219		(55,327)		(5,511)		409,381

	~~W~~	3,788,430	~~W~~	(301,924)	~~W~~	(12,828)	~~W~~	3,473,678

Non-current assets
Trade receivables	~~W~~	770,388	~~W~~	(3,833)	~~W~~	(32,512)	~~W~~	734,043
Other receivables		282,429		(5)		(15,158)		267,266

	~~W~~	1,052,817	~~W~~	(3,838)	~~W~~	(47,670)	~~W~~	1,001,309

	December 31, 2019
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,078,278	~~W~~	(244,078)	~~W~~	(9,029)	~~W~~	2,825,171
Other receivables		454,987		(48,991)		(159)		405,837

	~~W~~	3,533,265	~~W~~	(293,069)	~~W~~	(9,188)	~~W~~	3,231,008

Non-current assets
Trade receivables	~~W~~	858,435	~~W~~	(3,833)	~~W~~	(42,353)	~~W~~	812,249
Other receivables		275,042		(5)		(23,846)		251,191

	~~W~~	1,133,477	~~W~~	(3,838)	~~W~~	(66,199)	~~W~~	1,063,440

13

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of other receivables as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Loans	~~W~~	61,851	~~W~~	73,606
Receivables		333,302		300,656
Accrued income		2,716		1,485
Refundable deposits		329,875		327,748
Others		4,235		2,529
Less: Provision for impairment		(55,332)		(48,996)

	~~W~~	676,647	~~W~~	657,028

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at September 30, 2020.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Other financial assets
Financial assets at amortized cost [1]	~~W~~	72,501	~~W~~	72,329
Financial assets at fair value through profit or loss[1,2]		136,123		131,344
Financial assets at fair value through other comprehensive income		20,861		20,974
Derivatives used for hedging		105,090		55,423
Less: Non-current		(212,356)		(179,240)

Current	~~W~~	122,219	~~W~~	100,830

Other financial liabilities
Derivatives used for hedging	~~W~~	26,187	~~W~~	18,632
Less: Non-current		(26,187)		(18,632)

Current	~~W~~	—	~~W~~	—

[1]

As at September 30, 2020, the Company’s financial instruments amounting to ~~W~~ 22,501 million (December 31, 2019: ~~W~~ 22,329 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	Investment in Korea Software Financial Cooperative amounting to ~~W~~ 1,136 million is provided as collateral.

14

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of financial assets at fair value through profit or loss as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	120	~~W~~	232
Equity instruments (Unlisted)		—		—
Debt securities		136,003		131,112
Less: Non-current		(136,123)		(131,344)

Current	~~W~~	—	~~W~~	—

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at September 30, 2020.

Details of financial assets at fair value through other comprehensive income as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Equity instruments (Listed)	~~W~~	2,315	~~W~~	2,010
Equity instruments (Unlisted)		18,546		18,964
Less: Non-current		(20,861)		(20,974)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

15

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of valuation of derivatives used for hedging as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020				December 31, 2019
(in millions of Korean won)	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	105,090	~~W~~	26,187	~~W~~	55,423	~~W~~	18,632
Less: Non-current		(55,368)		(26,187)		(26,917)		(18,632)

Current	~~W~~	49,722	~~W~~	—	~~W~~	28,506	~~W~~	—

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020						2019
(in millions of Korean won) Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	58,991	~~W~~	15,493	~~W~~	55,352	~~W~~	153,579	~~W~~	—	~~W~~	165,322

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 3,192 million for the current period (nine-month period ended September 30, 2019: valuation gain of ~~W~~ 4,819 million).

7.	Inventories

Inventories as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020						December 31, 2019
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	753,935	~~W~~	(104,516)	~~W~~	649,419	~~W~~	616,203	~~W~~	(139,065)	~~W~~	477,138

Cost of inventories recognized as expenses for the nine-month period ended September 30, 2020, amounts to ~~W~~ 2,180,194 million (nine-month period ended September 30, 2019: ~~W~~ 2,939,027 million) and valuation loss on inventory amounts to ~~W~~ 34,549 million for the nine-month period ended September 30, 2020 (nine-month period ended September 30, 2019: valuation loss of ~~W~~ 6,826 million).

16

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

8.	Other Assets and Liabilities

Other assets and liabilities as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Other assets
Advance payments	~~W~~	50,493	~~W~~	77,670
Prepaid expenses [1]		2,002,627		1,942,179
Contract assets [1]		510,244		512,908
Less: Non-current		(617,825)		(581,693)

Current	~~W~~	1,945,539	~~W~~	1,951,064

Other liabilities
Advances received	~~W~~	162,705	~~W~~	110,960
Withholdings		28,445		21,712
Unearned revenue		17,201		40,789
Lease liabilities		506,886		638,614
Contract liabilities [1]		370,622		363,624
Less: Non-current		(314,523)		(406,737)

Current	~~W~~	771,336	~~W~~	768,962

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 20).

9.	Assets Held for Sale

(1)	During the prior period, the Company decided to sell some real estate, in which the amount of ~~W~~ 82,865 million was classified as assets held for sale and sold in the current period.

(2)

As the Company decided to sell some of the investments in associates in the current period, ~~W~~ 36,321 million was classified as assets held for sale. The asset is measured at net fair value in accordance with Korean IFRS 1105, which is a non-repetitive fair value measured using the recent sale prices of similar businesses, an observable input variable. During the current period, the impairment loss recognized for the assets held for sale was ~~W~~ 14,629 million and is classified as other expenses (impairment loss on assets held for sale). The asset was disposed of in the current period.

17

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

10.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	11,447,952	~~W~~	10,864,398
Effect from changes in accounting policy [1]		—		(209,703)
Acquisition and capital expenditure		1,821,333		2,187,764
Disposal and termination		(47,367)		(55,136)
Depreciation		(1,728,928)		(1,668,444)
Transfer to investment property		(23,627)		3,814
Transfer from intangible assets		—		254
Others		(32,831)		(30,539)

Ending, net	~~W~~	11,502,194	~~W~~	11,092,408

[1]	With the application of Korean IFRS 1116, the assets were reclassified from property and equipment to right-of-use assets.

Changes in investment properties for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	769,019	~~W~~	600,624
Effect from changes in accounting policy [1]		—		46,666
Depreciation		(39,405)		(36,513)
Transfer		12,628		20,847

Ending, net	~~W~~	742,242	~~W~~	631,624

[1]	With the application of Korean IFRS 1116, the assets were reclassified from right-of-use assets to investment properties.

As at September 30 2020, the Company (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 83,120 million for one year or less, ~~W~~ 71,287 million more than one year and less than five years, ~~W~~ 56,866 million over five years, and ~~W~~ 211,273 million in total.

Details of investment properties provided as collateral as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	150,841	~~W~~	40,006	Deposits received	~~W~~	36,012

18

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	December 31, 2019
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	165,487	~~W~~	37,984	Deposits received	~~W~~	34,584

Changes in intangible assets for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning, net	~~W~~	2,239,882	~~W~~	2,773,387
Effect from changes in accounting policy [1]		—		(26,208)
Acquisition and capital expenditure		34,346		56,661
Disposal and termination		(5,530)		(3,959)
Amortization		(395,129)		(425,102)
Transfer to property and equipment		—		(254)

Ending, net	~~W~~	1,873,569	~~W~~	2,374,525

[1]	With the application of Korean IFRS 1116, the assets were reclassified from intangible assets to right-of-use assets.

The carrying amount of goodwill with indefinite useful life not subject to amortization is ~~W~~ 65,057 million as at September 30, 2020 (December 31, 2019: ~~W~~ 65,057 million). The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~ 66,202 million as at September 30, 2020 (December 31, 2019: ~~W~~ 64,825 million).

19

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

11.	Investments in Subsidiaries, Associates and Joint Ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as at September 30, 2020 and December 31, 2019, is as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Subsidiaries	~~W~~	3,320,771	~~W~~	3,270,770
Associates and joint ventures		235,844		230,621

	~~W~~	3,556,615	~~W~~	3,501,391

Investments in subsidiaries as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			September 30, 2020		December 31, 2019
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.7%		6,427		6,427
KTIS Corporation [1]	Korea	30.1%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	100.0%		22,743		22,743
KT Powertel Co., Ltd. [1]	Korea	44.8%		37,419		37,419
Genie Music Corporation [1] (KT Music Corporation)	Korea	36.2%		37,417		37,417
KT Dutch B.V.	Netherlands	100.0%		32,359		32,359
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc. [2]	Korea	44.0%		23,051		23,051
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No. 2	Korea	90.9%		10,245		10,245
KT Sports	Korea	66.0%		9,900		9,900
KT M Mobile Co., Ltd.	Korea	100.0%		136,174		136,174
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,092		7,092
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No. 3	Korea	86.7%		4,507		4,507
KT Strategic Investment Fund No. 4	Korea	95.0%		19,000		19,000
PlayD Co., Ltd. (N Search Marketing Co., Ltd.) [3]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		24,250		23,421

20

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			September 30, 2020		December 31, 2019
KT Strategic Investment Fund No.5	Korea	95.0%		12,540		6,000
Storywiz., Ltd.	Korea	100.0%		14,000		—
KT ENGCORE Co., Ltd.	Korea	59.8%		28,000		—
Others				71,821		71,189

			~~W~~	3,320,771	~~W~~	3,270,770

[1]

At the end of the reporting period, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is included in investments in subsidiaries as the Nasmedia Inc., holds ownership of 46.9% the Company and subsidiary holds ownership of 70.4%.

Investments in associates and joint ventures as at September 30, 2020 and December 31, 2019, are as follows:

			Carrying amount

(in millions of Korean won)	Location	Percentage of ownership (%)	September 30, 2020		December 31, 2019
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-IBKC Future Investment Fund 1	Korea	43.3%		12,090		12,090
KT-CKP New Media Investment Fund	Korea	—		—		127
K Bank Inc. [1]	Korea	—		—		50,950
Hyundai Robotics Co., Ltd. [2]	Korea	10.0%		50,000		—
Others				58,116		51,818

			~~W~~	235,844	~~W~~	230,621

[1]	As at September 30, 2020, this entity is disposed as assets held for sale (Note 9).
[2]

At the end of the reporting period, although the Company has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Company has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	3,501,391	~~W~~	3,547,683
Acquisition		109,350		38,518
Disposal		(1,495)		(12,881)
Impairment [1]		(1,681)		(68,800)
Others [2]		(50,950)		—

Ending	~~W~~	3,556,615	~~W~~	3,504,520

[1]	As at September 30. 2020, the Company recognized impairment loss of ~~W~~ 1,681 million for KBTO Sp.z.o.o.
[2]	The portion of others is disposed as assets held for sale in the current period (Note 9).

21

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

12.	Trade and Other Payables

Details of trade and other payables as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Current liabilities
Trade payables	~~W~~	1,118,688	~~W~~	888,971
Other payables		3,239,893		3,840,712

	~~W~~	4,358,581	~~W~~	4,729,683

Non-current liabilities
Other payables	~~W~~	744,945	~~W~~	1,028,886

	~~W~~	744,945	~~W~~	1,028,886

Details of other payables as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Non-trade payables	~~W~~	2,490,114	~~W~~	3,527,333
Accrued expenses		883,470		698,083
Operating deposits		462,535		480,638
Others		148,718		163,544
Less: Non-current		(744,945)		(1,028,886)

Current	~~W~~	3,239,892	~~W~~	3,840,712

22

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

13.	Borrowings

Details of borrowings as at September 30, 2020 and December 31, 2019, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			September 30, 2020				December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD	100,000	~~W~~	117,350	USD	100,000	~~W~~	115,780
MTNP notes	Jul. 18, 2026	2.500%	USD	400,000		469,400	USD	400,000		463,120
MTNP notes	Aug. 7, 2022	2.625%	USD	400,000		469,400	USD	400,000		463,120
FR notes [2]	Aug. 23, 2020	—		—		—	USD	200,000		231,560
FR notes [2]	Aug. 23, 2023	LIBOR (3M) +0.90%	USD	100,000		117,350	USD	100,000		115,780
MTNP notes	Jul. 6, 2020	—		—		—	JPY	4,000,000		42,539
MTNP notes	Jul. 6, 2021	0.380%	JPY	16,000,000		177,930	JPY	16,000,000		170,155
MTNP notes	Nov. 13, 2020	0.300%	JPY	30,000,000		333,618	JPY	30,000,000		319,041
MTNP notes	Jul. 19, 2022	0.220%	JPY	29,600,000		329,170	JPY	29,600,000		314,787
MTNP notes	Jul. 19, 2024	0.330%	JPY	400,000		4,448	JPY	400,000		4,254
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD	350,000		410,725	USD	350,000		405,230
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.5%	SGD	284,000		242,919		—		—
MTNP notes	Sep. 1, 2025	1.000%	USD	400,000		469,400		—		—
The 180-2nd Public bond	Apr. 26, 2021	4.710%		—		380,000		—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%		—		250,000		—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%		—		100,000		—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%		—		90,000		—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%		—		160,000		—		160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%		—		190,000		—		190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%		—		100,000		—		100,000
The 185-2nd Public bond	Sep. 16, 2020	—		—		—		—		300,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%		—		110,000		—		110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%		—		100,000		—		100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%		—		170,000		—		170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%		—		100,000		—		100,000
The 188-1st Public bond	Jan. 29, 2020	—		—		—		—		160,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%		—		240,000		—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%		—		50,000		—		50,000
The 189-2nd Public bond	Jan. 28, 2021	1.946%		—		130,000		—		130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%		—		100,000		—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%		—		70,000		—		70,000
The 190-1st Public bond	Jan. 29, 2021	2.548%		—		110,000		—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%		—		150,000		—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%		—		170,000		—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%		—		70,000		—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%		—		220,000		—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%		—		80,000		—		80,000

23

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won and foreign currencies in thousands)			September 30, 2020			December 31, 2019
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		—
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		—
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		—
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		—

Subtotal			—		7,381,710	—		7,045,366
Less: Current portion			—		(1,380,909)	—		(1,052,033)
Discount on bonds			—		(22,522)	—		(20,780)

Total			—	~~W~~	5,978,279	—	~~W~~	5,972,553

[1]

As at September 30, 2020, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]	The Libor (3M) and the SOR (6M) is approximately 0.234% and 0.26% as at September 30, 2020, respectively.

Long-term borrowings

(in millions of Korean won)
Financial institution	Type		Maturity	Annual interest rates	September 30, 2020		December 31, 2019
Export-Import Bank of Korea	Inter-Korean Cooperation Fund	[1]	July 10, 2026	1.500%	~~W~~	2,960	~~W~~	3,454
CA-CIB	Long-term commercial papers		May 15, 2023	1.260%		100,000		—

Subtotal						102,960		3,454
Less: Current portion						(493)		(493)

					~~W~~	102,467	~~W~~	2,961

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

24

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as at September 30, 2020, is as follows:

	Bonds
(in millions of Korean won)	In local currency		In foreign currency		Sub- total		Borrowings		Total
Oct. 1, 2020 ~ Sep. 30, 2021	~~W~~	870,000	~~W~~	511,548	~~W~~	1,381,548	~~W~~	493	~~W~~	1,382,041
Oct. 1, 2021 ~ Sep. 30, 2022		410,000		798,570		1,208,570		493		1,209,063
Oct. 1, 2022 ~ Sep. 30, 2023		830,000		360,269		1,190,269		100,493		1,290,762
Oct. 1, 2023 ~ Sep. 30, 2024		360,000		4,448		364,448		493		364,941
After Oct. 1, 2024		1,770,000		1,466,875		3,236,875		988		3,237,863

	~~W~~	4,240,000	~~W~~	3,141,710	~~W~~	7,381,710	~~W~~	102,960	~~W~~	7,484,670

14.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,041	~~W~~	103,895	~~W~~	69,783	~~W~~	237,719
Increase (transfer)		1,578		(639)		26,129		27,068
Usage		(1,506)		(1,015)		(5,477)		(7,998)
Reversal		(11)		(1,786)		(19,520)		(21,317)

Ending balance	~~W~~	64,102	~~W~~	100,455	~~W~~	70,915	~~W~~	235,472

Current	~~W~~	64,102	~~W~~	18,403	~~W~~	68,327	~~W~~	150,832
Non-current		—		82,052		2,588		84,640

	2019
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	14,513	~~W~~	110,195	~~W~~	90,977	~~W~~	215,685
Increase (transfer)		—		6,000		6,937		12,937
Usage		—		(2,163)		(8,903)		(11,066)
Reversal		—		(4,529)		(14,000)		(18,529)

Ending balance	~~W~~	14,513	~~W~~	109,503	~~W~~	75,011	~~W~~	199,027

Current	~~W~~	14,513	~~W~~	—	~~W~~	72,340	~~W~~	86,853
Non-current		—		109,503		2,671		112,174

25

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at September 30, 2020 and December 31, 2019, are determined as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	1,803,631	~~W~~	1,774,582
Fair value of plan assets		(1,429,555)		(1,499,984)

Liabilities, net	~~W~~	374,076	~~W~~	274,598

Changes in the defined benefit obligations for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	1,774,582	~~W~~	1,620,349
Current service cost		107,199		105,492
Interest expense		25,236		27,548
Benefit paid		(103,386)		(32,067)

Ending	~~W~~	1,803,631	~~W~~	1,721,322

Changes in the fair value of plan assets for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Beginning	~~W~~	1,499,984	~~W~~	1,191,186
Interest income		21,331		20,252
Remeasurements on plan assets		1,908		(1,202)
Benefits paid		(93,668)		(29,695)

Ending	~~W~~	1,429,555	~~W~~	1,180,541

Amounts recognized in the separate statement of profit or loss for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Current service cost	~~W~~	107,199	~~W~~	105,492
Net interest cost		3,905		7,296
Account transfers		(12,434)		(12,037)

Total expenses	~~W~~	98,670	~~W~~	100,751

26

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

16.	Commitments and Contingencies

As at September 30, 2020, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,480,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,960
Economic Cooperation Business Insurance	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	317,000	8,659
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	158
Derivatives transaction limit	Korea Development Bank	KRW	100,000	6,888
	Woori Bank and others	USD	69,054	31,851
Total		KRW	1,987,940	20,397

		USD	69,054	31,851

As at September 30, 2020, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Comprehensive credit line	KEB Hana Bank	KRW	4,100
		USD	8,700
Refund guarantee for advances received	Korea Development Bank	USD	1,859
Bid guarantee	Korea Software Financial Cooperative	KRW	64,705
Performance guarantee / warranty guarantee		KRW	358,424
Guarantee for advances received / others		KRW	285,880
Guarantee for payment in foreign currency	Kookmin Bank	USD	16,948
	Shinhan Bank	USD	8,072
	Woori Bank	USD	15,000
Performance guarantee	Korea Development Bank	USD	7,369
Performance guarantee	Seoul Guarantee Insurance	KRW	9,236
Guarantees for licensing		KRW	4,071
Guarantee for deposits		KRW	1,712

Total		KRW	728,128
		USD	57,948

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at September 30, 2020, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 1,697 million.

27

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

For the nine-month period ended September 30, 2020, the Company made agreements with the Securitization Specialty Companies (2020: First 5G Forty ninth to Fifty third Securitization Specialty Co., Ltd., 2019: Giga LTE Forty third to Forty eighth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement the Company will receive asset management fees upon liquidation of securitization specialty company.

As at September 30, 2020, the Company is a defendant in 164 lawsuits with the total claimed amount of ~~W~~ 73,047 million. As at September 30, 2020, litigation provisions of ~~W~~ 64,102 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

As at September 30, 2020, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at September 30, 2020, contract amount of property and equipment and intangible assets acquisition agreement made but not yet recognized amounts to ~~W~~ 784,406 million (December 31, 2019: ~~W~~ 850,054 million).

28

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

17.	Leases

Set out below is information for leases when the Company is a lessee. Information for when the Company is a lessor is provided in Note 10.

The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Right-of-use assets
Property and buildings	~~W~~	479,944	~~W~~	531,195
Machinery and track facilities		63,597		138,678
Others		33,397		45,095

	~~W~~	576,938	~~W~~	714,968

Investment properties(buildings)	~~W~~	24,483	~~W~~	50,131

(in millions of Korean won)	September 30, 2020		December 31, 2019
Lease liabilities [1]
Current	~~W~~	255,044	~~W~~	295,981
Non-current		251,842		342,633

	~~W~~	506,886	~~W~~	638,614

[1]	Included in the line item ‘other current liabilities and non-current liabilities’ in the separate statement of financial position (Note 8)

For the nine-month period ended September 30, 2020, right-of-use assets has increased to ~~W~~ 221,647 million.

The separate statement of profit or loss for the nine-month periods ended 30 September 2020 and 2019 shows the following amounts relating to leases:

(in millions of Korean won)	2020		2019
Depreciation of right-of-use assets
Property and buildings	~~W~~	226,615	~~W~~	238,445
Machinery and track facilities		45,887		68,920
Others		16,268		14,538

	~~W~~	288,770	~~W~~	321,903

Depreciation of investment properties	~~W~~	14,650	~~W~~	15,849
Interest expense relating to lease liabilities		23,934		32,097
Expense relating to short-term leases		3,061		3,229
Expense relating to leases of low-value assets that are not short-term leases		11,560		12,175

The total cash outflow for leases for the nine-month periods ended September 30, 2020 and 2019 was ~~W~~ 350,364 million and ~~W~~ 338,144 million, respectively.

29

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

18.	Retained Earnings

Details of retained earnings as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		5,815,359		5,436,376

Total	~~W~~	11,248,970	~~W~~	10,869,987

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

19.	Other Components of Equity

The Company’s other components of equity as at September 30, 2020 and December 31, 2019, are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Treasury stock	~~W~~	(819,049)	~~W~~	(825,838)
Loss on disposal of treasury stock		(3,149)		(1,690)
Share-based payments		28,260		7,769
Others		(181,733)		(181,733)

Total	~~W~~	(975,671)	~~W~~	(1,001,492)

As at September 30, 2020 and December 31, 2019, the details of treasury stock are as follows:

	September 30, 2020		December 31, 2019
Number of shares (in shares)		15,739,783		15,870,258
Amount (in millions of Korean won)	~~W~~	819,049	~~W~~	825,838

Treasury stock is expected to be used as stock compensation for the Company’s directors, employees and other purposes.

30

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

20.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month and nine-month periods ended September 30, 2020 and 2019:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Revenue from contracts with customers	~~W~~	4,474,065	~~W~~	13,153,043	~~W~~	4,657,611	~~W~~	13,456,503
Revenue from other sources		46,401		136,165		48,106		142,032

Total revenue	~~W~~	4,520,466	~~W~~	13,289,208	~~W~~	4,705,722	~~W~~	13,598,535

Operating revenues for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Services provided	~~W~~	3,805,714	~~W~~	11,299,206	~~W~~	3,766,810	~~W~~	11,168,261
Sales of goods		714,752		1,990,002		938,912		2,430,274

Total	~~W~~	4,520,466	~~W~~	13,289,208	~~W~~	4,705,722	~~W~~	13,598,535

Revenues from services provided are recognized over time, and sales of goods are recognized at a point of time.

The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Contract assets [1]	~~W~~	609,558	~~W~~	611,196
Contract liabilities [1]		381,752		411,456
Deferred revenue [2]		77,195		78,872

[1]

The Company recognized contract assets of ~~W~~ 99,314 million and contract liabilities of ~~W~~ 11,129 million for long-term construction contracts as at September 30, 2020 (2019: contract assets of ~~W~~ 98,288 million and contract liabilities of ~~W~~ 47,832 million). The Company recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	September 30, 2020		December 31, 2019
Incremental costs of contract establishment	~~W~~	1,750,983	~~W~~	1,751,389
Costs of contract performance		136,558		124,934

The Company recognized ~~W~~ 1,383,625 million of operating expenses in the current reporting period (2019: ~~W~~ 1,243,197 million) which relate to contract cost assets.

31

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

For the three-month and nine-month periods ended September 30, 2020 and 2019, the recognized revenue arising from carried-forward contract liabilities and deferred revenue from prior year are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	56,365	~~W~~	198,252	~~W~~	53,475	~~W~~	201,891
Deferred revenue of joining/installment fees		9,734		30,460		9,770		32,593

Total	~~W~~	66,099	~~W~~	228,712	~~W~~	63,245	~~W~~	234,484

21.	Operating Expenses

Operating expenses for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Salaries and wages	~~W~~	629,186	~~W~~	1,719,662	~~W~~	528,529	~~W~~	1,645,772
Depreciation		584,403		1,745,381		551,014		1,659,933
Depreciation of right-of-use assets		93,865		288,770		111,338		337,752
Amortization of intangible assets		124,973		393,585		139,236		422,175
Commissions		394,000		1,141,574		395,187		1,156,231
Interconnection charges		133,484		399,231		132,118		404,087
International interconnection fees		45,633		135,775		70,328		181,562
Purchase of inventories		698,486		2,317,926		1,173,281		2,918,198
Changes of inventories		(189,927)		(172,281)		(32,820)		27,655
Sales commissions		641,899		1,836,635		620,252		1,813,600
Service costs		509,775		846,883		166,803		491,271
Purchase of contents		137,622		437,288		142,335		422,086
Utilities		90,982		245,644		89,472		233,133
Taxes and dues		76,708		184,605		74,972		178,900
Rent		27,277		81,424		27,923		84,930
Insurance premiums		15,430		45,873		19,685		51,008
Installation fees		109,731		316,082		116,607		344,263
Advertising expenses		30,509		82,771		32,838		106,316
Research and development expenses		42,098		120,239		40,544		121,069
Others		117,529		363,031		108,351		313,283

Total	~~W~~	4,313,663	~~W~~	12,530,098	~~W~~	4,507,993	~~W~~	12,913,224

32

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Details of employee benefits for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Short-term employee benefits	~~W~~	558,936	~~W~~	1,552,437	~~W~~	482,527	~~W~~	1,506,325
Post-employment benefits (defined benefits)		32,916		98,670		33,339		100,751
Post-employment benefits (defined contributions)		12,699		33,790		9,776		28,800
Share-based payments		22,685		25,279		1,820		4,798
Others		1,950		9,486		1,067		5,098

Total	~~W~~	629,186	~~W~~	1,719,662	~~W~~	528,529	~~W~~	1,645,772

22.	Other Income and Other Expenses

Other income for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Gain on disposal of property and equipment	~~W~~	3,517	~~W~~	13,130	~~W~~	3,481	~~W~~	13,658
Gain on disposal of right-of-use assets		944		1,491		918		3,569
Gain on disposal of intangible assets		340		424		—		840
Compensation on property and equipment		38,968		112,749		23,102		85,770
Dividends received		5,800		132,025		2,184		128,390
Gain on government subsidies		3,155		9,883		3,455		10,431
Others		12,735		22,807		7,127		23,085

Total	~~W~~	65,459	~~W~~	292,509	~~W~~	40,267	~~W~~	265,743

33

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Other expenses for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Loss on disposal of property and equipment	~~W~~	13,700	~~W~~	45,678	~~W~~	21,762	~~W~~	44,065
Loss on disposal of right-of-use assets		462		6,270		236		1,756
Loss on disposal of intangible assets		1,568		1,958		709		3,064
Loss on disposal of investments in associates		—		117		—		5,619
Impairment loss on investments in associates		1,681		1,681		68,800		68,800
Impairment loss on assets held for sale [1]		—		14,629		—		—
Donations		2,276		13,721		22,956		66,756
Others		31,189		78,255		25,522		61,306

Total	~~W~~	50,876	~~W~~	162,309	~~W~~	139,985	~~W~~	251,366

[1]	Impairment loss was recognized after being classified as an asset held for sale in the current quarter and subsequently disposed.

34

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

23.	Finance Income and Costs

Details of finance income for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Interest income	~~W~~	63,098	~~W~~	186,653	~~W~~	64,140	~~W~~	191,610
Gain on foreign currency transactions		2,296		8,968		10,251		17,685
Gain on foreign currency translation		5,515		12,474		2,742		8,152
Gain on settlement of derivatives		6,850		6,850		—		6,332
Gain on valuation of derivatives		(47,942)		58,991		77,749		153,579
Others		1		7		28		3,188

Total	~~W~~	29,818	~~W~~	273,943	~~W~~	154,910	~~W~~	380,546

Details of finance costs for the three-month and nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020				2019
(in millions of Korean won)	Three months		Nine months		Three months		Nine months
Interest expenses	~~W~~	60,221	~~W~~	184,394	~~W~~	61,933	~~W~~	205,353
Loss on foreign currency transactions		9,833		15,295		10,079		22,191
Loss on foreign currency translation		(50,956)		61,538		79,659		161,371
Loss on valuation of derivatives		9,581		15,493		—		—
Loss on disposal of trade receivables		1,312		6,040		3,049		6,560
Others		(67)		689		—		—

Total	~~W~~	29,924	~~W~~	283,449	~~W~~	154,720	~~W~~	395,475

24.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2020 is 26.23%.

25.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share from operations for the three-month and nine-month periods ended September 30, 2020 and 2019, are calculated as follows:

35

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	2020				2019
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares	~~W~~	163,237	~~W~~	649,031	~~W~~	72,384	~~W~~	504,736
(in millions of Korean won)
Weighted average number of ordinary shares outstanding		245,372,025		245,286,249		245,152,955		245,147,603
(in number of shares)
Basic earnings per share	~~W~~	665	~~W~~	2,646	~~W~~	295	~~W~~	2,059
(in Korean won)

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

Diluted earnings per share from operations for the three-month and nine-month periods ended September 30, 2020 and 2019, are calculated as follows:

	2020				2019
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares	~~W~~	163,237	~~W~~	649,031	~~W~~	72,384	~~W~~	504,736
(in millions of Korean won)
Diluted profit attributable to ordinary shares	~~W~~	163,237	~~W~~	649,031	~~W~~	72,384	~~W~~	504,736
(in millions of Korean won)
Number of dilutive potential ordinary shares outstanding		99,815		119,290		88,595		93,947
(in number of shares)
Weighted average number of ordinary shares outstanding		245,471,840		245,405,539		245,241,550		245,241,550
(in number of shares)
Diluted earnings per share	~~W~~	665	~~W~~	2,645	~~W~~	295	~~W~~	2,058
(in Korean won)

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares excluding other share-based payments without dilutive effect.

36

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

26.	Cash Generated from Operations

Cash flows from operating activities for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
1. Profit for the period	~~W~~	649,031	~~W~~	504,736
2. Adjustments for:
Income tax expense		230,773		180,023
Interest income		(186,653)		(191,610)
Interest expense		184,394		205,353
Dividends income		(132,033)		(128,895)
Depreciation		1,768,333		1,704,957
Amortization of intangible assets		395,129		425,102
Depreciation of right-of-use assets		288,770		321,903
Provisions for severance benefits (defined benefits)		111,104		112,788
Allowance for bad debts		63,530		62,828
Loss on disposal of investments in subsidiaries, associates and joint ventures		117		5,619
Impairment loss on interests in subsidiaries, associates and joint ventures		1,681		68,800
Loss on disposal of property and equipment		32,548		30,407
Loss on disposal of intangible assets		1,534		2,224
Loss (gain) on disposal of right-of-use assets		4,779		(1,813)
Loss on foreign currency translation		49,064		153,219
Gain on valuation of derivatives, net		(50,348)		(159,911)
Loss (gain) on valuation of financial assets at fair value through profit or loss		112		(170)
Loss (gain) on disposal of financial assets at fair value through profit or loss		576		(2,515)
Others		(11,902)		(67,490)
3. Changes in operating assets and liabilities
Increase in trade receivables		(186,832)		(475,603)
Decrease (increase) in finance lease receivables		(1,740)		694
Increase in other receivables		(56,271)		(27,742)
Decrease (increase) in other current assets		5,479		(433,847)
Increase in other non-current assets		(36,132)		(125,449)
Increase (decrease) in inventories		(140,466)		16,446
Increase in trade payables		229,780		463,031
Increase (decrease) in other payables		(149,292)		79,041
Increase in other current liabilities		43,311		81,441
Decrease in other non-current liabilities		(1,423)		(3,498)
Increase (decrease) in provisions		3,476		(15,090)
Increase (decrease) deferred revenue		15,853		(9,321)

37

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(in millions of Korean won)	2020		2019
Post-employment benefits paid (defined benefits)		(103,723)		(51,275)
Decrease in plan assets		93,879		46,864

4. Cash generated from operations (1+2+3)	~~W~~	3,116,438	~~W~~	2,771,247

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2020 and 2019, are as follows:

(in millions of Korean won)	2020		2019
Reclassification of the current portion of borrowings	~~W~~	1,039,503	~~W~~	723,587
Reclassification of construction-in-progress to property and equipment		1,364,518		1,451,381
Reclassification of other payables from property and equipment		(374,316)		194,906
Reclassification of right-of-use assets from property and equipment		—		(209,703)
Reclassification of other payables from intangible assets		(339,208)		(339,208)
Reclassification of other payables from defined benefit liabilities		(337)		(19,208)
Reclassification of other payables from plan assets		(211)		(17,169)

27.	Cash Generated from Financing Activities

Changes in liabilities arising from financial activities for the nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020
					Non-cash
(in millions of Korean won)	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	7,028,040	~~W~~	371,537	~~W~~	—	~~W~~	49,841	~~W~~	—	~~W~~	12,730	~~W~~	7,462,146
Financial lease liabilities		638,614		(335,743)		205,380		—		—		(1,365)		506,886
Derivative liabilities		18,632		—		—		3,200		11,152		(6,797)		26,187
Derivative assets		(55,423)		16,452		—		(51,178)		(21,718)		6,777		(105,090)

Total	~~W~~	7,629,863	~~W~~	52,246	~~W~~	205,380	~~W~~	1,863	~~W~~	(10,566)	~~W~~	11,345	~~W~~	7,890,131

	2019
					Non-cash
(in millions of Korean won)	Beginning		Cash flows		Newly acquired		Exchange differences		Fair value changes		Others		Ending
Borrowings	~~W~~	6,313,537	~~W~~	(363,685)	~~W~~	—	~~W~~	153,733	~~W~~	—	~~W~~	12,290	~~W~~	6,115,875
Financial lease liabilities		163,710		(322,740)		877,113		—		—		(498)		717,585
Derivative liabilities		61,833		—		—		—		—		(54,075)		7,758
Derivative assets		(29,843)		33,635		—		(150,563)		(19,578)		47,354		(118,995)

Total	~~W~~	6,509,237	~~W~~	(652,790)	~~W~~	877,113	~~W~~	3,170	~~W~~	(19,578)	~~W~~	5,071	~~W~~	6,722,223

38

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

28.	Related Party Transactions

The list of related party of the Company as at September 30, 2020, is as follows:

Relationship	Name of Entity
Subsidiaries

KT Hitel Co., Ltd., KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd.,

KT Service Nambu Co., Ltd., KT Powertel Co., Ltd., KT Linkus Co., Ltd.,

KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M Hows Co., Ltd.,

KT M&S Co., Ltd., GENIE Music Corporation (KT Music Corporation), KT Estate Inc.,

KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.),

KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd.,

KT Strategic Investment Fund No.2, KT Music Contents Fund 1,

KT America, Inc. (Korea Telecom America, Inc.), KT Japan Co., Ltd. (Korea Telecom Japan Co., Ltd.), Korea Telecom China Co., Ltd., KT Dutch B.V., KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc.,

BC Card Science and Technology (Shanghai) Co., Ltd., Skylife TV Co., Ltd.,

Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd.,

KT Rwanda Networks Ltd., KT Belgium, KT ORS Belgium,

KT-Michigan Global Contents Fund, Autopion Co., Ltd., KBTO sp.zo.o, AOS Ltd.,

KT M Mobile Co., Ltd., KT investment Co., Ltd, PT. BC Card Asia Pacific,

Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd.,

KT Strategic Investment Fund No.3, PlayD Co., Ltd. (N search Marketing Co., Ltd.),

Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLC, KT Music Contents Fund No.2,

KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1,

KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd.,

Next Connect PFV, KT Huimangjieum, KT Strategic Investment Fund No.5

GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company,

K-REALTY RENTAL HOUSING REIT 3, Storywiz., Ltd., KT ENGCORE Co., Ltd.

Associates

KIF Investment Fund, K-REALTY CR REITs No.1,Boston Global Film & Contents Fund L.P.,

QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, KD Living, Inc.,

Oscar Ent. Co., Ltd., LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank Inc.,

ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd.,

KT-DSC creative economy youth start-up investment fund,

Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2,

AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1,

Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd.,

Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad, KT Philippines

KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd.,

KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd.

Others [1]	KHS Corporation

[1]

Although the entity is not a related party of the Company in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group in which the Company also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

39

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

The amount of installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation and KT M&S Co., Ltd. for the nine-month period ended September 30, 2020 is ~~W~~ 405,436 million.

The Company has entered into an additional agreement with KT M Mobile Co., Ltd. regarding wholesale provision of telecommunication services. In connection with the agreement, the Company offsets receivables, partially or in-full, against payables for joining mobile telecommunications services and network usage arising from telecommunication operations.

Outstanding balances of receivables and payables in relation to transactions with related parties as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020
	Receivables								Payables
(in millions of Korean won)	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	404	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	12,019	~~W~~	—
KT Telecop Co., Ltd.		1,178		—		148		—		572		26,834		10
KTCS Corporation		793		—		4,266		—		—		49,384		—
KTIS Corporation		537		—		2,641		—		—		38,870		—
KT Service Bukbu Co., Ltd.		11		—		5		4		—		17,754		—
KT Service Nambu Co., Ltd.		1		—		—		—		—		24,036		—
KT Skylife Co., Ltd.		1,770		—		6,471		—		—		8,050		—
KTDS Co., Ltd.		125		—		15,367		—		129		84,988		—
KT Estate Inc.		—		—		52,126		—		—		10,182		69,414
Skylife TV Co., Ltd [2]		—		3,687		67		—		—		1,791		—
BC Card Co., Ltd.[1]		707		—		6,755		—		—		686		—
KT Sat Co., Ltd.		3,221		—		354		—		—		1,226		—
KT Hitel Co., Ltd.		2,123		—		365		—		12,784		6,326		—
KT Commerce Inc.		169		—		—		—		1,673		22,247		—
KT M Hows Co., Ltd.		137		—		—		—		—		2,877		—
KT M&S Co., Ltd.		128		4,200		283		—		—		96,205		—
GENIE Music Corporation (KT Music Corporation)		227		—		330		—		—		17,907		—
KT M Mobile Co., Ltd.		16,021		—		389		—		—		6,201		—
Nasmedia, Inc.		4,925		—		—		—		—		517		—
KT MOS Bukbu Co., Ltd.		15		—		3,751		—		—		13,520		—

40

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	September 30, 2020
	Receivables								Payables
(in millions of Korean won)	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
KT MOS Nambu Co., Ltd.		2		—		—		—		—		9,385		—
KT ENGCORE Co., Ltd.		40		—		4,432		—		23		103,482		—
Others		3,955		500		4,355		—		408		8,482		—
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		20,200		—		—		—		31,997
K Bank Inc.		296		—		—		—		—		—		—
Others		74		—		1		—		—		—		—
Others
KHS Corporation		—		—		—		—		—		218		—

Total	~~W~~	36,859	~~W~~	8,387	~~W~~	122,306	~~W~~	4	~~W~~	15,589	~~W~~	565,187	~~W~~	101,421

	December 31, 2019
	Receivables								Payables
(in millions of Korean won)	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	1,243	~~W~~	—	~~W~~	2	~~W~~	3	~~W~~	—	~~W~~	16,378	~~W~~	—
KT Telecop Co., Ltd.		849		—		96		—		1,791		2,985		10
KTCS Corporation		63		—		—		—		—		52,550		2
KTIS Corporation		986		—		3,099		—		—		37,257		—
KT Service Bukbu Co., Ltd.		16		—		9		30		—		20,992		—
KT Service Nambu Co., Ltd.		—		—		17		—		—		22,612		—
KT Skylife Co., Ltd.		5,243		—		2,795		—		—		14,647		—
KTDS Co., Ltd.		307		—		925		—		—		85,327		—
KT Estate Inc.		834		—		46,064		—		—		43,780		86,018
Skylife TV Co., Ltd [2]		7		3,687		—		—		—		2,524		—
BC Card Co., Ltd.[1]		4,255		—		77		—		—		1,153		—
KT Sat Co., Ltd.		576		—		1		—		—		1,954		—
KT Hitel Co., Ltd.		1,794		—		386		—		17,380		7,192		—

41

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	December 31, 2019
	Receivables								Payables
(in millions of Korean won)	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
KT Commerce Inc.		89		—		—		—		8,837		36,750		—
KT M Hows Co., Ltd.		119		—		61		—		—		2,665		—
KT M&S Co., Ltd.		200		4,235		10		—		—		91,693		—
GENIE Music Corporation (KT Music Corporation)		185		—		4		—		8,705		4,023		—
KT M Mobile Co., Ltd.		10,394		—		—		—		—		752		—
Nasmedia, Inc.		6,727		—		13		—		—		933		—
KT MOS Bukbu Co., Ltd.		7		—		—		—		—		9,169		—
KT MOS Nambu Co., Ltd.		2		—		2,390		—		—		8,698		—
Others		3,534		500		4,080		—		382		10,146		6
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		23,100		—		—		—		57,907
K Bank Inc.		188		—		—		—		—		—		—
Others		402		—		2		—		—		—		—
Others
KT ENGCORE Co., Ltd.		—		—		9,401		—		85		147,369		74
KHS Corporation		—		—		—		—		—		2		—

Total	~~W~~	38,020	~~W~~	8,422	~~W~~	92,532	~~W~~	33	~~W~~	37,180	~~W~~	621,551	~~W~~	144,017

[1]	As at September 30, 2020, ~~W~~ 676 million of the unsettled amount (December 31, 2019: ~~W~~ 1,081 million) in credit card transactions with BC Card Co., Ltd. is included in trade payables.
[2]	As at September 30, 2020, the convertible bonds issued by Skylife TV Co., Ltd. amounting to ~~W~~ 3,000 million is classified as financial assets at fair value through profit or loss.

42

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Significant transactions with related parties for the nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
(in millions of Korean won)	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	8,190	~~W~~	2	~~W~~	44,184	~~W~~	511	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		8,056		—		35,347		—		—		—		1		—
KTCS Corporation		54,933		75		237,821		1,404		—		—		—		254
KTIS Corporation		36,909		—		216,682		—		—		1		—		918
KT Service Bukbu Co., Ltd.		10,580		3		151,077		—		—		1		—		—
KT Service Nambu Co., Ltd.		8,803		3		182,485		20		—		—		—		—
KT Skylife Co., Ltd.		24,044		13		29,633		—		—		—		2		8,368
KTDS Co., Ltd.		10,133		1		250,943		4		—		1		—		5,208
KT Estate Inc.		8,101		—		93,347		—		1		—		1,314		42,680
Skylife TV Co., Ltd.		2,677		—		5,370		—		—		67		—		—
BC Card Co., Ltd.		6,927		24		22,243		—		—		4		—		52,013
KT Sat Co., Ltd.		11,433		—		9,752		—		—		—		—		—
KT Hitel Co., Ltd.		19,389		—		44,664		793		—		—		—		—
KT Commerce Inc.		710		—		106,918		40,308		—		—		—		—
KT M Hows Co., Ltd.		1,068		—		486		—		—		—		—		1,520
KT M&S Co., Ltd.		301,159		65		146,694		—		—		—		—		—
GENIE Music Corporation (KT Music Corporation)		3,312		—		42,740		—		—		—		—		—
KT M Mobile Co., Ltd.		63,930		—		6,525		—		—		—		—		—
Nasmedia, Inc.		443		—		4,893		—		—		—		—		2,470
KT MOS Nambu Co., Ltd.		1,342		5		44,979		6,994		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,822		—		47,228		—		—		—		—		—
KT ENGCORE Co., Ltd.		208		—		22,603		103,868		—		—		1		—
Others		17,081		5		34,927		—		—		5		1		1,294
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		1,008		8,061
K Bank Inc.		1,790		—		3		—		—		—		—		—
KIF Investment Fund		—		—		—		—		—		—		—		9,241
Others		372		70		2,453		—		—		—		—		—
Others
KT ENGCORE Co., Ltd.[2]		149		—		25,082		61,409		—		—		—		—
KHS Corporation		25		—		8,056		—		—		—		—		—

Total	~~W~~	603,586	~~W~~	266	~~W~~	1,817,135	~~W~~	215,311	~~W~~	1	~~W~~	79	~~W~~	2,327	~~W~~	132,027

[1]	Amounts include acquisition of property, equipment, and others.
[2]	Transactions before reclassification as a subsidiary of the Company

43

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	2019
	Sales				Purchases				Acquisition of right-of-use assets		Finance income		Finance costs		Dividends received
(in millions of Korean won)	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	7,686	~~W~~	2	~~W~~	45,634	~~W~~	133	~~W~~	1	~~W~~	—	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		12,396		—		13,180		4,335		—		6		3		—
KTCS Corporation		50,011		1		249,116		2,407		—		2		1,397		286
KTIS Corporation		40,080		1		220,019		77		—		1		93		816
KT Service Bukbu Co., Ltd.		12,139		1		156,014		—		—		2		—		—
KT Service Nambu Co., Ltd.		11,246		—		187,680		61		—		1		—		—
KT Skylife Co., Ltd.		28,250		1		41,130		57		—		—		6		8,368
KTDS Co., Ltd.		11,434		8		207,478		27,715		—		1		—		4,440
KT Estate Inc.		7,779		59		129,915		21,100		179		—		1,978		48,671
Skylife TV Co., Ltd.		3,066		—		6,643		—		—		69		—		—
BC Card Co., Ltd.		8,970		28		22,373		—		2		4		—		43,140
KT Sat Co., Ltd.		3,351		1		12,836		—		—		—		—		4,400
KT Hitel Co., Ltd.		14,941		1		42,299		3,363		—		—		—		—
KT Commerce Inc.		690		—		72,103		74,530		—		—		—		—
KT M Hows Co., Ltd.		1,171		—		1,096		—		—		—		—		836
KT M&S Co., Ltd.		347,093		—		169,183		49		—		—		1,616		—
GENIE Music Corporation (KT Music Corporation)		1,585		—		38,594		—		—		—		—		—
KT M Mobile Co., Ltd.		52,848		—		5,170		—		—		—		—		—
Nasmedia, Inc.		355		—		468		—		—		—		—		1,983
KT MOS Nambu Co., Ltd.		1,402		—		45,026		434		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,729		—		48,010		1,542		—		—		—		—
Others		18,439		111		37,484		1,148		770		18		6		243
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		1,718		10,928
K Bank Inc.		1,837		—		1		—		—		—		—		—
KIF Investment Fund		—		—		—		—		—		—		—		4,279
Others		402		70		3,113		—		—		—		—		—
Others
KT ENGCORE Co., Ltd.		330		10		62,200		120,757		—		—		1		—
KHS Corporation		24		—		11,704		—		—		—		—		—

Total	~~W~~	639,254	~~W~~	294	~~W~~	1,828,469	~~W~~	257,708	~~W~~	952	~~W~~	104	~~W~~	6,818	~~W~~	128,390

[1]	Amounts include acquisition of property, equipment, and others.

44

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

Key management compensation for the nine-month periods ended September 30, 2020 and 2019, consists of:

(in millions of Korean won)	2020		2019
Salaries and other short-term benefits	~~W~~	1,560	~~W~~	1,514
Post-employment benefits		285		247
Stock-based compensation		4,209		668

Total	~~W~~	6,054	~~W~~	2,429

Fund transactions with related parties for the nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
(in millions of Korean won)	Loans		Collections		Borrowings		Refunds
Subsidiaries
KTIS Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	16	~~W~~	—
KT Estate Inc.		—		—		1		20,240		—
KBTO Sp.z o.o.		—		—		—		—		1,681
KT M&S Co., Ltd.		13,200		13,235		—		—		—
Storywiz., Ltd.		202		202		—		—		14,000
KT ENGCORE Co., Ltd.		—		—		—		21		28,000
Others		—		—		—		84		8,001
Associates and joint ventures
KT-Smart Factory Investment Fund		—		—		—		—		2,000
K-REALTY CR REIT 1		—		—		—		18,934		—
KT-CKP New Media Investment Fund		—		—		—		—		(148)
KT Young Entrepreneurs DNA Investment Fund		—		—		—		—		3,300
Hyundai Robotics Co., Ltd.		—		—		—		—		50,000
Gyeonggi-KT Yoojin Fund		—		—		—		—		1,000
Others
KT ENGCORE Co., Ltd.[2]		—		—		—		34		—

Total	~~W~~	13,402	~~W~~	13,437	~~W~~	1	~~W~~	39,329	~~W~~	107,834

[1]	Borrowing transactions include lease transactions.
[2]	Transactions before reclassification as a subsidiary of the Company

45

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	2019
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
(in millions of Korean won)	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	1	~~W~~	6	~~W~~	—
KTCS Corporation		—		—		—		5		—
KTIS Corporation		—		—		—		21		—
KT Estate Inc.		—		—		177		19,689		—
BC Card Co., Ltd.		—		—		2		—		—
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)		—		—		—		—		3,440
KT Strategic Investment Fund No.5		—		—		—		—		6,000
KT Huimangjieum		—		—		—		—		1,500
KBTO Sp.z o.o.		—		—		—		—		1,897
KT Music Contents Fund 1		—		—		—		—		(1,050)
Others		—		—		372		394		—
Associates and joint ventures
KT-DSC creative economy youth start-up investment fund,		—		—		—		—		(360)
KT-IBKC Future Investment Fund 1,		—		—		—		—		3,250
Virtua Realm Sendirian Berhad,		—		—		—		—		550
K-REALTY CR REITs No.1		—		—		—		20,941		—
KT Philippines		—		—		—		—		99
KT-CKP New Media Investment Fund		—		—		—		—		(174)
K Bank Inc.		—		—		—		—		21,782
Others
KT ENGCORE Co., Ltd.		—		—		—		97		—

Total	~~W~~	—	~~W~~	—	~~W~~	552	~~W~~	41,153	~~W~~	35,934

[1]	Borrowing transactions include lease transactions.

At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~ 4,719 million (December 31, 2019: ~~W~~ 4,851 million) with BC Card Co., Ltd.

At the end of reporting period, there are no collateral and payment guarantees provided by the related parties.

46

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

29.	Fair Value

During the period ended September 30, 2020, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020				December 31, 2019
(in millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,911,565		[1]	~~W~~	1,328,397		[1]
Trade and other receivables
Financial assets measured at amortized cost[2]		3,157,106		[1]		3,035,777		[1]
Financial assets at fair value through profit or loss		1,313,736	~~W~~	1,313,736		1,256,266	~~W~~	1,256,266
Other financial assets
Financial assets measured at amortized cost		72,501		[1]		72,329		[1]
Financial assets at fair value through profit or loss		136,123		136,123		131,344		131,344
Financial assets at fair value through other comprehensive income		20,861		20,861		20,974		20,974
Derivative financial assets for hedging		105,090		105,090		55,423		55,423

Total	~~W~~	6,716,982			~~W~~	5,900,510

Financial liabilities
Trade and other payables[2]	~~W~~	5,103,526		[1]	~~W~~	5,758,569		[1]
Borrowings		7,462,148		[1]		7,028,040		[1]
Other financial liabilities
Derivative financial liabilities for hedging		26,187		26,187		18,632		18,632

Total	~~W~~	12,591,861			~~W~~	12,805,241

[1]	The Company did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables and lease liabilities are excluded from fair value disclosure.

47

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity can access at the measurement date (Level 1).

•	All inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability (Level 2).

•	Unobservable inputs for the asset or liability (Level 3).

Fair value hierarchy classifications of financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,313,736	~~W~~	—	~~W~~	1,313,736
Other financial assets
Financial assets at fair value through profit or loss		120		—		136,003		136,123
Financial assets at fair value through other comprehensive income		2,315		—		18,546		20,861
Derivative financial assets for hedging		—		75,026		30,064		105,090

Total	~~W~~	2,435	~~W~~	1,388,762	~~W~~	184,613	~~W~~	1,575,810

Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	—	~~W~~	26,187		—	~~W~~	26,187

Total	~~W~~	—	~~W~~	26,187	~~W~~	—	~~W~~	26,187

48

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

	December 31, 2019
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,256,266	~~W~~	—	~~W~~	1,256,266
Other financial assets
Financial assets at fair value through profit or loss		232		—		131,112		131,344
Financial assets at fair value through other comprehensive income		2,010		—		18,964		20,974
Derivative financial assets for hedging		—		37,781		17,642		55,423
Investment properties		—		—		1,825,297		1,825,297

Total	~~W~~	2,242	~~W~~	1,294,047	~~W~~	1,993,015	~~W~~	3,289,304

Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	—	~~W~~	18,632	~~W~~	—	~~W~~	18,632

Total	~~W~~	—	~~W~~	18,632	~~W~~	—	~~W~~	18,632

49

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

	2020
	Financial assets
(in millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging
Beginning balance	~~W~~	131,112	~~W~~	18,964	~~W~~	17,642
Amount recognized in profit or loss		—		—		5,211
Amount recognized in other comprehensive income		—		—		7,211
Acquisition amount		5,828		—		—
Transfers		—		—		—
Disposal amount		(937)		(418)		—

Ending balance	~~W~~	136,003	~~W~~	18,546	~~W~~	30,064

	2019
	Financial assets						Financial liabilities
(in millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets(liabilities) for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	101,156	~~W~~	17,762	~~W~~	(10,183)	~~W~~	7,758
Amount recognized in profit or loss		—		—		32,211		—
Amount recognized in other comprehensive income		—		—		11,542		—
Acquisition amount		27,927		—		—		—
Disposal amount		(147)		—		—		—

Ending balance	~~W~~	128,936	~~W~~	17,762	~~W~~	33,570	~~W~~	7,758

50

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in the recurring and non-recurring fair value measurements and disclosed fair value categorized within Level 2 and Level 3 of the fair value hierarchy as at September 30, 2020 and December 31, 2019, are as follows:

	September 30, 2020
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,313,736	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		136,003	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		18,546	3	DCF Model
Derivative financial assets for hedging		75,026	2	DCF Model
		30,064	3	Hull-White Model, DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	26,187	2	DCF Model

	December 31, 2019
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,256,266	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		131,112	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		18,964	3	DCF Model
Derivative financial assets for hedging		37,781	2	DCF Model
		17,642	3	Hull-White Model, DCF Model
Investment properties		1,825,297	3	DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging		18,632	2	DCF Model

51

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of the total deferred difference for the nine-month periods ended September 30, 2020 and 2019, are as follows:

	2020		2019
(in millions of Korean won)	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	3,682	~~W~~	5,107
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(1,069)		(1,069)

IV. Ending balance (I+II+III)	~~W~~	2,613	~~W~~	4,038

52